      As Filed with the Securities and Exchange Commission on
                                                      Registration No. 333-

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM S-6

  For Registration Under the Securities Act of 1933 of the Securities of Unit
                  Investment Trusts Registered on Form N-8B-2

                     GE Life & Annuity Separate Account II
                             (Exact Name of Trust)

                               ----------------

                     GE Life and Annuity Assurance Company
                              (Name of Depositor)

                               ----------------

                6610 West Broad Street, Richmond, Virginia 23230
                    (Address of Principal Executive Office)

                               ----------------

                                 Donita M. King
              Senior Vice President, General Counsel and Secretary
                     GE Life and Annuity Assurance Company
                              6610 W. Broad Street
                               Richmond, VA 23230
                (Name and Complete Address of Agent for Service)

                               ----------------

                                    Copy to:
                            Stephen E. Roth, Esquire
                        Sutherland Asbill & Brennan LLP
                           1275 Pennsylvania Ave., NW
                          Washington, D.C. 20004-2415

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement

                               ----------------

     Title of Securities Being Registered: Flexible Premium Single Life and
                Joint and Last Survivor Variable Life Insurance

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective in such date as the Commission, acting pursuant to said Section 8(a), may determine.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                     GE Life & Annuity Separate Account II
                               Prospectus For The
                   Flexible Premium Single Life and Joint and
                  Last Survivor Variable Life Insurance Policy

                               Single Life Policy
                                Form P1258 7/01
                      Joint and Last Survivor Life Policy
                                Form P1259 7/01

                                   issued by:
                     GE Life and Annuity Assurance Company
                             6610 West Broad Street
                            Richmond, Virginia 23230

--------------------------------------------------------------------------------

This prospectus describes an individual flexible premium life insurance policy (the "Policy") offered by GE Life and Annuity Assurance Company ("we," "us," "our," or the "Company"). We offer the Policy on either a single life or joint and last survivor basis. If you purchase the Policy on a single life basis, we will pay a Death Benefit upon the death of the Insured. If you purchase the Policy on a joint and last survivor basis, we will pay a Death Benefit only on the death of the Last Insured. The Policy provides life insurance protection, premium flexibility, and the ability to change Death Benefits.

Your Account Value may accumulate on a variable or fixed basis, or both. If you choose our variable option, we will invest your Account Value in the Subaccounts of Separate Account II that you select. Each Subaccount invests exclusively in the shares of a portfolio of a Fund. We list the Funds, and their currently available portfolios, below.

AIM Variable Insurance Funds

  AIM V.I. Capital Appreciation Fund, AIM V.I. Growth Fund, AIM V.I. Value
  Fund

Alliance Variable Products Series Fund, Inc.

  Growth and Income Portfolio, Premier Growth Portfolio, Quasar Portfolio

Dreyfus

  Dreyfus Investment Portfolios-Emerging Markets Portfolio, The Dreyfus Socially Responsible Growth Fund, Inc.

Federated Insurance Series

  Federated High Income Bond Fund II, Federated International Small Company Fund II

Fidelity Variable Insurance Products Fund (VIP)

  VIP Equity-Income Portfolio, VIP Growth Portfolio

Fidelity Variable Insurance Products Fund II (VIP II)

  VIP II ContraFund(R) Portfolio

Fidelity Variable Insurance Products Fund III (VIP III)

  VIP III Growth & Income Portfolio, VIP III Mid Cap Portfolio

GE Investments Funds, Inc.

  Mid-Cap Value Equity Fund, Money Market Fund, Premier Growth Equity Fund, S&P 500(R) Index Fund, Small-Cap Value Equity Fund, U.S. Equity Fund, Value Equity Fund

Janus Aspen Series

  Aggressive Growth Portfolio, Balanced Portfolio, Capital Appreciation Portfolio, Global Life Sciences Portfolio, Global Technology Portfolio, Growth Portfolio, International Growth Portfolio, Worldwide Growth Portfolio

MFS(R) Variable Insurance Trust

  MFS(R) Investors Growth Stock Series (formerly known as MFS(R) Growth Series), MFS(R) Investors Trust Series (formerly known as MFS(R) Growth With Income Series) MFS(R) New Discovery Series MFS(R) Utilities Series

Oppenheimer Variable Account Funds

  Oppenheimer Global Securities Fund/VA, Oppenheimer Main Street Growth & Income Fund/VA

PIMCO Variable Insurance Trust

  Foreign Bond Portfolio, High Yield Bond Portfolio, Long-Term U.S. Government Bond Portfolio, Total Return Bond Portfolio

Rydex Variable Trust

  Rydex OTC Fund

Not all of these portfolios may be available in all states or in all markets.

If you choose our fixed option, your Account Value will grow at a rate of at least 4%. We take the investment risk for Account Value allocated to the Guarantee Account.

Your Policy provides for a Surrender Value. The amount of your Surrender Value will depend upon the investment performance of the portfolio(s) you select and interest credited on Account Value in the Guarantee Account. You bear the investment risk of investing in Separate Account II.

You may cancel your Policy during the free-look period. Please note that replacing your existing insurance coverage with the Policy might not be to your advantage.

The Securities and Exchange Commission has not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the U.S. Government nor any governmental agency insures or guarantees your investment in the Policy.

This prospectus contains information about Separate Account II that you should know before investing. Please read this prospectus carefully before investing and keep it for future reference.

This prospectus does not constitute an offering in any jurisdiction in which such offering may not be lawfully made.

The date of this prospectus is    , 2001.

Table of Contents

Definitions.................................................................   1

Policy Summary..............................................................   4

Annual Expense Table........................................................   8
 Portfolio Annual Expenses..................................................   9
 Other Policies.............................................................  12

Risk Summary................................................................  13

GE Life and Annuity Assurance Company.......................................  15
 State Regulation...........................................................  15
Separate Account II.........................................................  16
 Changes to Separate Account II.............................................  16

The Portfolios..............................................................  18
 Subaccounts................................................................  18
 Your Right to Vote Portfolio Shares........................................  26

Guarantee Account...........................................................  27

Charges and Deductions......................................................  29
 Premium Charge.............................................................  29
 Monthly Deduction..........................................................  30
 Cost of Insurance..........................................................  30
 Surrender Charge...........................................................  32
 Partial Surrender Processing Fee...........................................  33
 Other Charges..............................................................  33
 Reduction of Charges for Group Sales.......................................  33

The Policy..................................................................  35
 Applying for a Policy......................................................  35
 Owner......................................................................  36
 Beneficiary................................................................  36
 Changing the Owner or Beneficiary..........................................  36
 Canceling a Policy.........................................................  36

Premiums....................................................................  37
 General....................................................................  37
 Tax Free Exchanges (1035 Exchanges)........................................  37
 Certain Internal Exchanges.................................................  37
 Periodic Premium Plan......................................................  38
 Minimum Premium Payment....................................................  38
 Allocating Premiums........................................................  38

How Your Account Value Varies...............................................  40
 Account Value..............................................................  40
 Surrender Value............................................................  40
 Subaccount Values..........................................................  40
 Unit Values................................................................  40
 Net Investment Factor......................................................  41

Transfers...................................................................  42
 General....................................................................  42
 Dollar-Cost Averaging......................................................  43
 Portfolio Rebalancing......................................................  43
 Transfers by Third Parties.................................................  44

Death Benefits..............................................................  45
 Amount of Death Benefit Payable............................................  45
 Death Benefit Options......................................................  45
 Changing the Death Benefit Option..........................................  46
 Accelerated Benefit Rider..................................................  46
 Changing the Specified Amount..............................................  48
 Term Insurance Coverage....................................................  49

Surrenders and Partial Surrenders...........................................  50
 Surrenders.................................................................  50
 Partial Surrenders.........................................................  50
 Effect of Partial Surrenders on Account Value and Death Benefit Proceeds...  50

Loans.......................................................................  51
 General....................................................................  51
 Repayment of Policy Debt...................................................  51
 Effect of Policy Loans.....................................................  52

Termination.................................................................  53
 Premium To Prevent Termination.............................................  53
 Your Policy will Remain in Effect During the Grace Period..................  53
 Reinstatement..............................................................  53

Payments and Telephone Transactions.........................................  54
 Requesting Payments........................................................  54
 Telephone Transactions.....................................................  55

Tax Considerations..........................................................  56
 Introduction...............................................................  56
 Tax Status of the Policy...................................................  56
 Tax Treatment of Policies -- General.......................................  57
 Special Rules for Modified Endowment Contracts (MECS)......................  59
 Income Tax Withholding.....................................................  60
 Tax Status of the Company..................................................  60
 Changes in the Law and Other Considerations................................  60

Other Policy Information....................................................  61
 Optional Payment Plans.....................................................  61
 Dividends..................................................................  62
 Incontestability...........................................................  62
 Suicide Exclusion..........................................................  62
 Misstatement of Age or Gender..............................................  63
 Written Notice.............................................................  63
 Trustee....................................................................  63

 Other Changes..............................................................  63
 Reports....................................................................  64
 Supplemental Benefits......................................................  64
 Using the Policy as Collateral.............................................  65
 Reinsurance................................................................  65
 Legal Proceedings..........................................................  65

Additional Information......................................................  66
 Sale of the Policies.......................................................  66
 Legal Matters..............................................................  67
 Experts....................................................................  67
 Actuarial Matters..........................................................  67
 Financial Statements.......................................................  67
 Executive Officers and Directors...........................................  68
 Other Information..........................................................  69
 Hypothetical Illustrations.................................................  69

Definitions

We have tried to make this prospectus as understandable as possible. However, in explaining how the Policy works, we have had to use certain terms that have special meanings. We define these terms below.

Account Value -- The total amount under the Policy in each Subaccount and the General Account.

Age -- The Age on the Insured's birthday nearest the Policy Date or a Policy Anniversary.

Attained Age -- The Insured's Age on the Policy Date plus the number of full years since the Policy Date.

Beneficiary -- The person or entity you designate to receive the Death Benefit payable at the death of the Insured under a single life Policy and the Last Insured under a joint and last survivor Policy.

Continuation Amount -- A cumulative amount set forth on the Policy data pages for each month of the Continuation Period representing the minimum Net Total Premium required to keep the Policy in force during the Continuation Period.

Continuation Period -- The number of Policy years during which the Policy will not lapse if the Net Total Premium is at least equal to the Continuation Amount for the number of Policy Months that the Policy has been in force.

Death Benefit -- The amount determined under the Death Benefit option in effect as of the date of death of the Insured under a single life Policy or the Last Insured under a joint and last survivor Policy.

Death Benefit Proceeds -- The amount of proceeds determined under the applicable Death Benefit option.

Fund -- Any open-end management investment company or unit investment trust in which Separate Account II invests.

GE Life & Annuity -- GE Life and Annuity Assurance Company.

General Account -- Assets of GE Life & Annuity other than those allocated to Separate Account II or any of our other separate accounts.

Guarantee Account -- Part of our General Account that provides a guaranteed interest rate for a specified interest rate guarantee period. This account is not part of and does not depend on the investment performance of Separate Account II.

Home Office -- Our offices at 6610 West Broad Street Richmond, Virginia 23230, 1-804-281-6000. The term "we" may be used throughout this prospectus in connection with calculations of Account Value (Cash Value); in these instances, the term "we" has the same meaning as Home Office.

Insured -- The person(s) upon whose lives are Insured under the Policy.

Investment Options -- The Guarantee Account and the Subaccounts.

Monthly Anniversary Day -- The same day in each month as the Policy Date.

Net Premium -- The portion of each premium you allocate to one or more Investment Options. It is equal to the premium paid times the Net Premium Factor.

Net Premium Factor -- The factor we use in determining the Net Premium which reflects a deduction from each premium paid.

Net Total Premium -- On any date, Net Total Premium equals the total of all premiums paid to that date less (a) divided by (b), where:

  (a) is any outstanding Policy Debt, plus the sum of any partial surrenders to date; and

  (b) is the Net Premium Factor.

Optional Payment Plan -- A plan under which any part of Death Benefit Proceeds or Surrender Value proceeds can be used to provide a series of periodic payments to you or a Beneficiary.

Owner -- The Owner of the Policy. "You" or "your" refers to the Owner. You may also name Contingent Owners.

Planned Periodic Premium -- A level premium amount scheduled for payment at fixed intervals over a specified period of time.

Policy -- The Policy with any attached application(s), any riders, and endorsements.

Policy Date -- The date as of which we issue the Policy and the date as of which the Policy becomes effective. We measure Policy years and anniversaries from the Policy Date. The Policy Date is shown on the Policy data pages. If the Policy Date would otherwise fall on the 29th, 30th, or 31st day of a month, the Policy Date will be the 28th.

Policy Debt -- The amount of outstanding loans plus accrued interest. Policy Debt is deducted from proceeds payable at the death of the Insured under a single life Policy and the Last Insured under a joint and last survivor Policy or at the time of surrender.

Policy Month -- A one-month period beginning on a Monthly Anniversary Day and ending on the day immediately preceding the next Monthly Anniversary Day.

Separate Account II -- GE Life & Annuity Separate Account II, the segregated asset account of GE Life & Annuity to which you allocate Net Premiums.

Subaccounts -- A subdivision of Separate Account II, the assets of which are invested exclusively in a corresponding portfolio of a Fund. Not all Subaccounts may be available in all states or markets.

Specified Amount -- An amount we use in determining the insurance coverage.

Surrender Value -- The amount we pay you when you surrender the Policy. It is equal to Account Value minus any Policy Debt and minus any applicable surrender charge.

Unit Value -- A unit of measure we use to calculate the Account Value for each Subaccount.

Valuation Day -- For each Subaccount, each day on which the New York Stock Exchange is open for regular trading except for days that the Subaccount's corresponding Fund does not value its shares. The term "date" may be used throughout this prospectus in connection with calculations of Account Value; in those instances, the term "date" has the same meaning as Valuation Day.

Valuation Period -- The period that starts at the close of regular trading on the New York Stock Exchange on any Valuation Day and ends at the close of regular trading on the next succeeding Valuation Day.

Policy Summary

PREMIUMS

 . You select a premium payment plan. You are not required to pay premiums according to the plan, but may vary frequency and amount, within limits, and can skip planned premiums. See "Periodic Premium Plan."

 . Premium amounts depend on an Insured's Age, gender (where applicable), risk class, Specified Amount selected, and any supplemental benefit riders. See "Premiums."

 .  You may make unscheduled premium payments, within limits. See "Premiums."

 . Under certain circumstances, you may have to pay extra premiums to prevent termination. See "Premium to Prevent Termination."

DEDUCTION FROM PREMIUMS

 . Currently, we deduct a 5% premium charge (7.5% maximum) from each premium before we place it in a Subaccount or the Guarantee Account. We currently do not deduct the maximum 7.5% premium charge but reserve the right to do so. We refer to the premium minus the premium charge as a Net Premium. We do not assess a premium charge against the Policy loan portion of a premium received from the rollover of a life insurance policy. See "Premium Charge."

ALLOCATION OF NET PREMIUMS


 . You may allocate your Net Premiums among up to ten of the Subaccounts of Separate Account II plus the Guarantee Account at any given time. Until 1) the date we approve the application, 2) the date we receive all necessary forms (including any subsequent amendments to your application), and 3) the date we receive the entire initial premium, we will place any premiums you pay in a non-interest bearing account. We will then allocate your Net Premiums to the Investment Options you designate. See "Allocating Premiums."

The Subaccounts invest in corresponding portfolios of the following Funds:

 AIM Variable Insurance     Janus Aspen Series
  Funds                       Aggressive Growth
  AIM V.I. Capital             Portfolio
   Appreciation Fund          Balanced Portfolio
  AIM V.I. Growth Fund        Capital Appreciation
  AIM V.I. Value Fund          Portfolio
 Alliance Variable            Global Life Sciences
  Products Series Fund,        Portfolio
  Inc.                        Global Technology
  Growth and Income            Portfolio
   Portfolio                  Growth Portfolio
  Premier Growth Portfolio    International Growth
  Quasar Portfolio             Portfolio
 Dreyfus                      Worldwide Growth
  Dreyfus Investment           Portfolio
   Portfolios-Emerging      MFS(R) Variable
   Markets Portfolio         Insurance Trust
  The Dreyfus Socially        MFS(R) Investors Growth
   Responsible Growth          Stock Series
   Fund, Inc.                  (formerly known as
 The Federated Insurance       MFS(R) Growth Series)
  Series                      MFS(R) Investors Trust
  Federated High Income        Series (formerly known
   Bond Fund II                as MFS(R) Growth With
  Federated International      Income Series)
   Small Company Fund II      MFS(R) New Discovery
 Fidelity Variable             Series
  Insurance Products Fund     MFS(R) Utilities Series
  (VIP)                     Oppenheimer Variable
  VIP Equity-Income          Account Funds
   Portfolio                  Oppenheimer Global
  VIP Growth Portfolio         Securities Fund/VA
 Fidelity Variable            Oppenheimer Main Street
  Insurance Products Fund      Growth & Income
  II (VIP II)                  Fund/VA
  VIP II ContraFund(R)      PIMCO Variable Insurance
   Portfolio                 Trust
 Fidelity Variable            Foreign Bond Portfolio
  Insurance Products Fund     High Yield Bond
  III (VIP III)                Portfolio
  VIP III Growth & Income     Long-Term U.S.
   Portfolio                   Government Bond
  VIP III Mid Cap              Portfolio
   Portfolio                  Total Return Bond
 GE Investments Funds,         Portfolio
  Inc.                      Rydex Variable Trust
  Mid-Cap Value Equity        Rydex OTC Fund
   Fund
  Money Market Fund
  Premier Growth Equity
   Fund
  S&P 500(R) Index Fund
  Small-Cap Value Equity
   Fund
  U.S. Equity Fund
  Value Equity Fund

Not all of these portfolios may be available in all states or in all markets.

DEDUCTIONS FROM ASSETS

 . Each Fund deducts management fees and other expenses from its assets. For the year ended December 31, 2000, the minimum total annual expenses (as a percentage of average net assets) was .32%, and the maximum total annual expenses (as a percentage of average net assets) was 2.00%. See "Portfolio Annual Expenses."

 . We deduct monthly a mortality and expense risk charge at an effective annual rate of 0.40% of the first $50,000 of unloaned Account Value in the Subaccounts

   (0.40% of the first $100,000 of unloaned Account Value for a joint and last survivor Policy). For the first twenty Policy years, we also deduct a mortality and expense risk charge for unloaned Account Value above $50,000 ($100,000 for a joint and last survivor Policy) at an annual effective rate of 0.05%. Beginning with Policy year 21, we do not deduct a mortality and expense risk charge for unloaned Account Value over $50,000 ($100,000 for joint and last survivor Policy).

 . We make a monthly deduction from your Account Value for (1) the cost of insurance charge, (2) a current monthly policy charge of $5 ($10 per month maximum), (3) a monthly expense charge based on the initial Specified Amount for the first ten Policy years that varies by Age(s), gender and rating class (excluding the Specified Amount attributable to any supplemental benefits), (4) a monthly expense charge for an increase in Specified Amount for the first ten policy years following the increase that varies by Age(s), gender and rating class (excluding the Specified Amount attributable to any supplemental benefits) and (5) supplemental benefit charges. The monthly deduction will also include the increase charge for the first ten Policy years following an increase in the Specified Amount. See "Changing the Specified Amount."

 .  For information concerning compensation paid for sale of the Policies, see
   "Sale of the Policies."

ACCOUNT VALUE

 .  Account Value equals the total amount in each Subaccount and the General
   Account, including the Guarantee Account.

 . Account Value serves as the starting point for calculating certain values under a Policy, such as the Surrender Value and the Death Benefit Proceeds. Account Value varies from day to day to reflect investment experience of the Subaccounts, interest credited Account Value in the Guarantee Account, charges deducted and other Policy transactions (such as Policy loans, transfers and partial surrenders). See "How Your Account Value Varies."

 . You can transfer Account Value among the Investment Options (subject to certain restrictions). See "Transfers" for rules and limits. Policy loans reduce the amount available for allocations and transfers.

 .  There is no minimum guaranteed Account Value. During the Continuation
   Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction and the Net Total Premium is less than the Continuation Amount. After the Continuation Period, the Policy will lapse if the Surrender Value is too low to cover the monthly deduction. See "Premium to Prevent Termination."

CASH BENEFITS

 .  You may take a Policy loan for up to 90% of the difference between Account
   Value and any surrender charges, minus any Policy Debt. See "Loans."

 . You may partially surrender your Policy. The minimum partial surrender amount is $200. We reserve the right to charge a processing fee equal to the lesser of $25 or 2% of the amount of the partial surrender although we currently do not assess such a charge. If you select Death Benefit Option B, you may only make a partial surrender after the first Policy year. See "Partial Surrender."

 .  You can surrender your Policy at any time for its Surrender Value (Account
   Value minus Policy Debt and minus any applicable surrender charge). A surrender charge will apply during the first ten Policy years, and for ten Policy years after an increase in the Specified Amount (except for increases in the Specified Amount that result from a change in Death Benefit option). See "Surrenders" and "Surrender Charge."

 .  You may choose from a variety of payment options. See "Requesting Payments."

DEATH BENEFITS

 . The minimum Specified Amount available is $100,000 for a single life Policy and $200,000 for a joint and last survivor Policy.

 .  You may choose from among three Death Benefit options:

    . Option A -- Specified Amount plus Account Value;

    . Option B -- Specified Amount; or

    . Option C is:

      . the greater of Specified Amount; or

      . the Specified Amount; plus

      . the sum of all premiums paid before Attained Age 75 of the Insured under a single life Policy or the younger Insured under a joint and last survivor Policy (for 1035 exchanges, the premiums paid under the old policy minus any partial surrender of premiums and charges for supplemental non-qualified benefits as defined in the Code); minus

      . the charges for supplemental benefits, other than those specified in Section 7702(f)(5)(A) of the Code; minus

      . all partial surrenders.

The Death Benefit will be the greater of the Death Benefit under the Death Benefit option you select or the Minimum Death Benefit. See "Death Benefits."

 . The Death Benefit Proceeds are payable as a lump sum or under a variety of options. See "Requesting Payments" and "Optional Payment Plans."

 .  You may change the Specified Amount and the Death Benefit option. See
   "Changing the Specified Amount" and "Changing the Death Benefit Option" for rules and limits.

 . During the Continuation Period, the Policy will remain in force regardless of the sufficiency of Surrender Value so long as Net Total Premium is at least equal to the Continuation Amount. See "Premium to Prevent Termination."

Annual Expense Table

EXPENSE TABLE

This table describes the various costs and expenses that you will pay (either directly or indirectly) if you purchase the Policy. The table reflects expenses of the Subaccounts of the Separate Account and of the portfolios. For more complete descriptions of the various costs and expenses involved, See "Charges and Deductions" in this Prospectus, and the Fund prospectuses.

Owner Transaction Expenses:/1/
---------------------------------------------------------------------------------
Maximum surrender charge (per $1,000 of Specified Amount) We reduce the surrender charge percentage over time. In
 general, the later you surrender, the lower the surrender
 charge will be.                                                           Varies

Maximum Premium Charge/2/                                                    7.5%

Transfer Charge (for each transfer after the twelfth in a
 calendar year)/3/                                                            $20

Partial Surrender Processing Fee                              lesser of $25 or 2%
                                                              of amount withdrawn
Maximum Monthly Policy Charge/4/                                              $10

Maximum Monthly Expense Charge (per $1,000 of Specified
 Amount for the first ten Policy years)                                    Varies

Maximum Specified Amount Increase Charge (per $1,000 of
 increase in Specified Amount for the first ten Policy years
 after increase)                                                           Varies

Expenses (as a percentage of Annual Account Value in
Separate Account II):
---------------------------------------------------------------------------------
Maximum Mortality and Expense Risk Charge
 For the first $50,000 of unloaned Account Value in the
  Subaccounts ($100,000 for a joint and last survivor
  Policy).                                                                   .40%
 For unloaned Account Value in the Subaccounts above $50,000
  ($100,000 for a joint and last survivor Policy) for the
  first twenty Policy years only.                                            .05%

Cost of Insurance Charge/5/                                                Varies
---------------------------------------------------------------------------------

 /1/ We reserve the right to impose a maximum fee of $25 for the cost of preparing an inforce illustration, although we do not currently do so.
 /2/ We currently deduct 5% from each premium payment.
 /3/ We reserve the right to assess a $20 transfer charge for each transfer after the twelfth transfer in a calendar year, although we do not currently do so.
 /4/ We reserve the right to assess a maximum monthly policy charge of $10, although currently we assess a monthly policy charge of $5 in the first Policy year and $6 per month thereafter.
 /5/ Subject to a maximum guaranteed cost of insurance as shown in your Policy.
     This charge depends on the risk class(es) of the Insured(s), Specified Amount and Death Benefit option selected. See "Charges and Deductions -- Cost of Insurance" in this prospectus. We will not impose a cost of insurance charge once the Insured under a single life Policy or the youngest Insured under a joint and last survivor Policy reaches Attained Age 100.

PORTFOLIO ANNUAL EXPENSES

Annual expenses of the portfolios of the Funds for the year ended December 31, 2000 (as a percentage of each portfolio's average net assets):

                                                                        Total Annual
                                                            Other         Expenses
                            Management                     Expenses      (after fee
                           Fees (after          Service     (after       waiver and
                           fee waiver,   12b-1   Share  reimbursement, reimbursements
Portfolio                 as applicable) Fees*  Fees**  as applicable) as applicable)
-------------------------------------------------------------------------------------
AIM Variable Insurance
 Funds
 AIM V.I. Capital
  Appreciation Fund            0.61%      -- %    -- %       0.21%          0.82%
 AIM V.I. Growth Fund          0.61       --      --         0.22           0.83
 AIM V.I. Value Fund           0.61       --      --         0.23           0.84
Alliance Variable
 Products Series Fund,
 Inc./1/
 Growth and Income
  Portfolio -- Class B
  Shares                       0.63      0.25     --         0.07           0.95
 Premier Growth
  Portfolio -- Class B
  Shares                       1.00      0.25     --         0.05           1.30
 Quasar Portfolio --
   Class B Shares              0.81      0.25     --         0.14           1.20
Dreyfus/2/
 Dreyfus Investment
  Portfolios -- Dreyfus
  Emerging Markets
  Portfolio -- Initial
  Class Shares                 1.25       --      --         0.75           2.00
 The Dreyfus Socially
  Responsible Growth
  Fund, Inc. -- Initial
  Class Shares                 0.75       --      --         0.03           0.78
Federated Insurance
 Series/3/
 Federated High Income
  Bond Fund II --
   Service Shares              0.60       --     0.10        0.16           0.86
 Federated International
  Small Company Fund II        0.15       --     0.10        1.25           1.50
Fidelity Variable
 Insurance Products Fund
 (VIP)/4/
 VIP Equity-Income
  Portfolio -- Service
  Class 2 Shares               0.48      0.25     --         0.10           0.83
 VIP Growth Portfolio --
   Service Class 2
  Shares                       0.57      0.25     --         0.09           0.91
Fidelity Variable
 Insurance Products Fund
 (VIP II)/5/
 VIP II ContraFund
  Portfolio -- Service
  Class 2 Shares               0.57      0.25     --         0.10           0.92
Fidelity Variable
 Insurance Products Fund
 (VIP III)/6/
 VIP III Growth & Income
  Portfolio -- Service
  Class 2 Shares               0.48      0.25     --         0.12           0.85
 VIP III Mid Cap
  Portfolio -- Service
  Class 2 Shares               0.57      0.25     --         0.17           0.99
GE Investments Funds,
 Inc./7/
 Mid-Cap Value Equity
  Fund                         0.65       --      --         0.05           0.70
 Money Market Fund             0.28       --      --         0.04           0.32
 Premier Growth Equity
  Fund                         0.65       --      --         0.02           0.67
 S&P 500 Index Fund            0.35       --      --         0.04           0.39
 Small-Cap Value Equity
  Fund                         0.80       --      --         0.19           0.99
 U.S. Equity Fund              0.55       --      --         0.04           0.59
 Value Equity Fund             0.65       --      --         0.19           0.84

                                                                        Total Annual
                                                            Other         Expenses
                            Management                     Expenses      (after fee
                           Fees (after          Service     (after       waiver and
                           fee waiver,   12b-1   Share  reimbursement, reimbursements
Portfolio                 as applicable) Fees*  Fees**  as applicable) as applicable)
-------------------------------------------------------------------------------------
Janus Aspen Series/8/
 Aggressive Growth
  Portfolio -- Service
  Shares                       0.65%     0.25%    -- %       0.02%          0.92%
 Balanced Portfolio --
   Service Shares              0.65      0.25     --         0.02           0.92
 Capital Appreciation
  Portfolio --  Service
  Shares                       0.65      0.25     --         0.02           0.92
 Global Life Sciences
  Portfolio --  Service
  Shares                       0.65      0.25     --         0.30           1.20
 Global Technology
  Portfolio -- Service
  Shares                       0.65      0.25     --         0.04           0.94
 Growth Portfolio --
   Service Shares              0.65      0.25     --         0.02           0.92
 International Growth
  Portfolio -- Service
  Shares                       0.65      0.25     --         0.06           0.96
 Worldwide Growth
  Portfolio -- Service
  Shares                       0.65      0.25     --         0.05           0.95
MFS(R) Variable
 Insurance Trust/9/
 MFS(R) Investors Growth
  Stock Series (formerly
  MFS(R) Growth
  Series) -- Service
  Class Shares                 0.75      0.20     --         0.15           1.10
 MFS(R) Investors Trust
  Series (formerly
  MFS(R) Growth with
  Income Series --
  Service Class Shares         0.75      0.20     --         0.11           1.06
 MFS(R) New Discovery
  Series --  Service
  Class Shares                 0.90      0.20     --         0.15           1.25
 MFS(R) Utilities
  Series -- Service
  Class Shares                 0.75      0.20     --         0.15           1.10
Oppenheimer Variable
 Account Funds
 Oppenheimer Global
  Securities Fund/VA --
   Service Shares              0.64      0.15     --         0.04           0.83
 Oppenheimer Main Street
  Growth & Income
  Fund/VA -- Service
  Shares                       0.70      0.15     --         0.03           0.88
PIMCO Variable Insurance
 Trust/10/
 Foreign Bond
  Portfolio --
  Administrative Shares        0.25       --     0.15        0.51           0.91
 High Yield Bond
  Portfolio --
  Administrative Shares        0.25       --     0.15        0.35           0.75
 Long-Term U.S.
  Government Bond
  Portfolio --
   Administrative Shares       0.25       --     0.15        0.25           0.65
 Total Return Bond
  Portfolio --
  Administrative Shares        0.25       --     0.15        0.25           0.65
Rydex Variable Trust
 Rydex OTC Fund                0.75       --     0.25        0.46           1.46
-------------------------------------------------------------------------------------

 * The 12b-1 fees deducted from the 12b-1 classes of these portfolios cover certain distribution and shareholder support services provided by the companies selling Policies investing in those portfolios. The portion of the 12b-1 fees assessed against the portfolios' assets attributable to the Policies will be remitted to Capital Brokerage Corporation, the principal underwriter for the Policies.
** The Service Share fees deducted from the service shares of these portfolios cover certain administrative services provided by companies issuing policies investing in those portfolios. The portion of the Service Share fees assessed against the portfolios' assets attributable to the Policies will be remitted to GE Life & Annuity.

 /1/Alliance Variable Products Series Fund, Inc. has voluntarily agreed to reduce or limit certain other expenses. Absent these waivers total annual expenses during 2000 would have been 1.41% for the Quasar Portfolio, consisting of 1.00% management fees, .25% 12b-1 fee and .16% other expenses.
 /2/The annual expenses for the Dreyfus Investment Portfolio Emerging Markets
    Portfolio reflect the portfolio adviser's waiver of fees or reimbursements for the year ending December 31, 2000. Absent these waivers and reimbursements, the total annual expense for the portfolio would have been 3.86% consisting of 1.25% for management fees and 2.61% for other fees.
 /3/The shareholder services provider of the Federated High Income Bond II and Federated International Small Company Fund II voluntarily elected not to accrue a portion of the shareholder services fee during the fiscal year ending December 31, 2000. The shareholder services fee paid by the Fund after the voluntary reduction was .10%. Absent such reduction, the total annual expenses for the Federated High Income Bond Fund II would have been 1.01% consisting of .60% management fee, .25% service fee and .16% other fees; total annual expenses for the International Small Company Fund II would have been 5.99%, consisting of 1.25% management fee, .25% service share fee and 4.49% other fees. The shareholder services provider can terminate this voluntary reduction at any time.

    Although the Federated International Small Company Fund II adopted a distribution plan pursuant to Rule 12b-1 under the Investment Company Act of 1940, the Federated International Small Company Fund II did not pay or accrue a distribution (12b-1) fee during the fiscal year ending December 31, 2000. The Federated International Small Company Fund II has no present intention of paying or accruing a distribution (12b-1) fee during the fiscal year ending December 31, 2001.
 /4/Actual annual operating expenses were lower because a portion of the brokerage commissions that the Funds paid were used to reduce Fund expenses. In addition, the Funds, or FMR on behalf of the Funds, have entered into arrangements with the custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. After taking these arrangements into account, the total annual expenses of the VIP Equity-Income Portfolio during 2000 would have been .82%; the total annual expenses of the VIP Growth would have been .90%. See the accompanying Fund prospectus for details.
 /5/Actual annual operating expenses were lower because a portion of the brokerage commissions that the Funds paid were used to reduce Fund expenses. In addition, the Funds, or FMR on behalf of the Funds, have entered into arrangements with the custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. After taking these arrangements into account, the total annual expenses of the VIP II ContraFund Portfolio during 2000 would have been .90%. See the accompanying Fund prospectus for details.
 /6/Actual annual operating expenses were lower because a portion of the brokerage commissions that the Funds paid were used to reduce Fund expenses. In addition, the Funds, or FMR on behalf of the Funds, have entered into arrangements with the custodian whereby credits realized as a result of uninvested cash balances were used to reduce custodian expenses. After taking these arrangements into account, the total annual expenses of the VIP III Growth & Income Portfolio during 2000 would have been .84%. See the accompanying Fund prospectus for details.
 /7/GE Asset Management Incorporated ("GEAM") has voluntarily agreed to waive a portion of its management fee for the Money Market Fund. Absent this waiver, the total annual expenses of the Fund would have been .45% consisting of .41% in management fees and .04% in other expenses. Also, GEAM voluntarily limited other expenses for the GE Premier Growth Equity Fund from January 1 through April 30, 2000. Absent the waiver the total annual expenses of the Fund would have been 0.68%, consisting of 0.65% in management fees and 0.03% in other expenses.
 /8/Expenses, for the Janus Aspen Series, are based upon expenses for the year ended December 31, 2000, restated to reflect a reduction in the management fee for Aggressive Growth, Balanced, Capital Appreciation, Growth, International Growth and Worldwide Growth Portfolios.

  /9/Absent certain fee waivers or reimbursements, the total annual expenses of the portfolios of MFS Variable Insurance Trust during 2000 would have been: total annual expenses of 1.12% for the MFS Investor Growth Stock Series (formerly MFS Growth Series), consisting of .75% management fees, .20% 12b-1 fee and .17% other expenses; total annual expenses of 1.07% for the MFS Investors Trust Series (formerly Growth With Income), consisting of .75% management fee, .20% 12b-1 fee and .12% other expenses; total annual expenses of 1.29% for the New Discovery Series, consisting of .90% management fees, .20% 12b-1 fees and .19% other expenses; total expenses of 1.11% for the MFS Utilities Series, consisting of .75% management fee, .20% 12b-1 fees and .16% other expenses. MFS has contractually agreed to waive other expenses to ensure they are no more than .15% after non-contractual expenses are included.
 /10/APIMCO has contractually agreed to reduce total annual portfolio operating expenses for the Administrative Class shares. Absent fee waivers or reimbursements, the total annual expenses of the Total Return Bond Portfolio during 2000 would have been total annual expenses of .66%, consisting of .25% management fees, .15% service fees and .26% other expenses.

The Funds supplied all of the figures provided under the subheading Portfolio Annual Expenses and part of the data used to produce the figures in the examples. We have not independently verified this information.

OTHER POLICIES

We offer other variable life insurance policies which also invest in the same portfolios (or many of the same) of the Funds. These policies may have different charges that could affect the value of the Subaccounts and may offer different benefits more suitable to your needs. To obtain more information about these policies, contact your agent, or call (800) 352-9910.

Risk Summary

INVESTMENT RISK

Your Account Value is subject to the risk that investment performance will be unfavorable and that your Account Value will decrease. Because we continue to deduct charges from Account Value, if investment results are sufficiently unfavorable and/or you stop making premium payments at or above the minimum requirements, the Surrender Value of your Policy may fall to zero. In that case, the Policy will terminate without value and insurance coverage will no longer be in effect, unless you make an additional payment sufficient to prevent a termination during the 61-day grace period. However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deductions, so long as the Net Total Premium is at least equal to the Continuation Amount. On the other hand, if investment experience is sufficiently favorable and you have kept the Policy in force for a substantial time, you may be able to draw upon Account Value, through partial surrenders and Policy loans.

RISK OF TERMINATION

If the Surrender Value of your Policy is too low to pay the Monthly Deduction when due (and, during the Continuation Period, the Net Total Premium is less than the Continuation Amount), the Policy will be in default and a grace period will begin. There is a risk that if partial surrenders, loans, and monthly deductions reduce your Surrender Value to too low an amount and/or if the investment experience of your selected Subaccounts is unfavorable, then your Policy could lapse. In that case, you will have a 61-day grace period to make a sufficient payment. If you do not make a sufficient payment before the grace period ends, your Policy will terminate without value, insurance coverage will no longer be in effect, and you will receive no benefits. After termination, you may reinstate your Policy within three years subject to certain conditions.

TAX RISKS

We intend for the Policy to satisfy the definition of a "life insurance contract" under section 7702 of the Internal Revenue Code of 1986, as amended (the "Code"). In general, earnings under the Policy will not be taxed until a distribution is made from the Policy. In addition, Death Benefits and Accelerated Death Benefits generally will be excludable from income. In the case of a Policy that is considered a "modified endowment contract," special rules apply and a 10% penalty tax may be imposed on distributions, including loans. See "Special Rules for Modified Endowment Contracts." You should consult a qualified tax advisor in all tax matters involving your Policy.

LIMITS ON PARTIAL SURRENDERS

The Policy permits you to take partial surrenders. However, if you selected Death Benefit Option B or Option C, you may only make partial surrenders after the first Policy year.

The minimum partial surrender amount is $200. We reserve the right to assess a processing fee for each partial surrender although we do not currently do so.

Partial surrenders will reduce your Account Value and Death Benefit Proceeds. Federal income taxes and a penalty tax may apply to partial surrenders.

EFFECTS OF POLICY LOANS

A Policy loan, whether or not repaid, will affect Account Value over time because we subtract the amount of the loan from the Investment Options as collateral. We then credit a fixed interest rate to the loan collateral. As a result, the loan collateral does not participate in the investment results of the Subaccounts. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the Subaccounts, the effect could be favorable or unfavorable.

A Policy loan also reduces the Death Benefit payable. A Policy loan could make it more likely that a Policy would terminate. There is a risk if the loan reduces your Surrender Value to too low an amount and investment experience is unfavorable, that the Policy will lapse, resulting in adverse tax consequences. You must submit a sufficient payment during the grace period to avoid the Policy's termination without value and the end of insurance coverage.

COMPARISON WITH OTHER INSURANCE POLICIES

The Policy is similar in many ways to universal life insurance. As with universal life insurance:

 .  the Owner pays premiums for insurance coverage on the Insured(s);

 . the Policy provides for the accumulation of Surrender Value that is payable if the Owner surrenders the Policy during the lifetime of the Insured under a single life Policy and the Last Insured under a joint and last survivor Policy; and

 .  the Surrender Value may be substantially lower than the premiums paid.

However, the Policy differs from universal life insurance in that it permits you to place your premium in the Subaccounts. The amount and duration of life insurance protection and of the Policy's Account Value will vary with the investment performance of the Subaccounts you select. You bear the investment risk with respect to the amounts allocated to the Subaccounts.

The Surrender Value of your Policy may decrease if the investment performance of the Subaccounts to which you allocate Account Value is sufficiently adverse. If the Surrender Value becomes insufficient to cover charges when due and the Continuation Period is not in effect, the Policy will terminate without value after a grace period.

GE Life and Annuity Assurance Company


We are a stock life insurance company operating under a charter granted by the Commonwealth of Virginia on March 21, 1871. We principally offer life insurance and annuity policies. We may do business in 49 states and the District of Columbia. Our principal offices are at 6610 West Broad Street, Richmond, Virginia 23230.

General Electric Capital Assurance Company ("GE Capital Assurance") owns the majority of our capital stock, and Federal Home Life Insurance Company ("Federal") and Phoenix Home Life Mutual Insurance Company, Inc. own the remainder. GE Capital Assurance and Federal are indirectly owned by GE Financial Assurance Holdings, Inc which is a wholly owned subsidiary of General Electric Capital Corporation ("GE Capital"). GE Capital, a New York corporation, is a diversified financial services company whose subsidiaries consist of specialty insurance, equipment management, and commercial and consumer financing businesses.

GE Capital's indirect parent, General Electric Company, founded more than one hundred years ago by Thomas Edison, is the world's largest manufacturer of jet engines, engineering plastics, medical diagnostic equipment, and large electric power generation equipment.

GNA Corporation, a direct wholly owned subsidiary of GE Financial Assurance Holdings, Inc., directly owns the stock of Capital Brokerage Corporation (the principal underwriter for the Policies and a broker/dealer registered with the U.S. Securities and Exchange Commission).

We are a member of the Insurance Marketplace Standards Association ("IMSA"). We may use the IMSA membership logo and language in our advertisements, as outlined in IMSA's Marketing and Graphics Guidelines. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and service for individually sold life insurance and annuities.

STATE REGULATION

We are subject to regulation by the State Corporation Commission of the Commonwealth of Virginia. We file an annual statement with the Virginia Commissioner of Insurance on or before March 1 of each year covering our operations and reporting on our financial condition as of December 31 of the preceding year. Periodically, the Commissioner of Insurance examines our liabilities and reserves and those of Separate Account II and assesses their adequacy, and a full examination of our operations is conducted by the State Corporation Commission, Bureau of Insurance of the Commonwealth of Virginia, at least every five years.

We are also subject to the insurance laws and regulation of other states within which we are licensed to operate.

Separate Account II


We established GE Life & Annuity Separate Account II as a separate investment account on August 21, 1986. Separate Account II currently has forty-one Subaccounts available under the Policy. Each Subaccount invests exclusively in shares representing an interest in a separate corresponding portfolio of one of the thirteen Funds described below.

The assets of Separate Account II belong to us. However, we may not charge the assets in Separate Account II attributable to the Policies with liabilities arising out of any other business which we may conduct. If Separate Account II's assets exceed the required reserves and other liabilities, we may transfer the excess to our General Account. Income and both realized and unrealized gains or losses from the assets of Separate Account II are credited to or charged against Separate Account II without regard to the income, gains or losses arising out of any other business we may conduct.

Separate Account II is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act") and meets the definition of a separate account under the Federal securities laws. Registration with the SEC does not involve supervision of the management or investment practices or policies of Separate Account II by the SEC.

CHANGES TO SEPARATE ACCOUNT II

Separate Account II may include other Subaccounts that are not available under the Policy. We may substitute another Subaccount or insurance company separate account under the Policy if, in our judgment, investment in a Subaccount should no longer be possible or becomes inappropriate to the purposes of the Policies, or if investment in another Subaccount or insurance company separate account is in the best interest of Owners. The new Subaccounts may be limited to certain classes of Policies, and the new portfolios may have higher fees and charges than the portfolios they replaced. No substitution or elimination may take place without prior notice to Owners and prior approval of the SEC and insurance regulatory authorities, to the extent required by the 1940 Act and applicable law.

We may also, where permitted by law:

 .  create new separate accounts;

 .  combine separate accounts, including Separate Account II;

 . transfer assets of Separate Account II, which we determine to be associated with the class of Policies to which this Policy belongs, to another separate account;

 . add new Subaccounts to or remove Subaccounts from Separate Account II, or combine Subaccounts;

 .  make the Subaccounts available under other policies we issue;

 .  add new Funds or remove existing Funds;

 . substitute new Funds for any existing Fund which we determine is no longer appropriate in light of the purposes of the Separate Account;

 .  deregister Separate Account II under the 1940 Act; and

 . operate Separate Account II under the direction of a committee or in another form.

The Portfolios

You decide the Subaccounts to which you direct Net Premiums. You may change your premium allocation without penalty or charges. There is a separate Subaccount which corresponds to each portfolio of a Fund offered in this Policy.

Each Fund is registered with the Securities and Exchange Commission as an open-end management investment company under the 1940 Act. The assets of each portfolio are separate from other portfolios of a Fund and each portfolio has separate investment objectives and policies. As a result, each portfolio operates as a separate portfolio and the investment performance of one portfolio has no effect on the investment performance of any other portfolio.

Before choosing a Subaccount to allocate your Net Premiums and Account Value, carefully read the prospectus for each Fund, along with this Prospectus. We summarize the investment objectives of each portfolio below. There is no assurance that any of the portfolios will meet these objectives.

The investment objectives and policies of certain portfolios are similar to the investment objectives and policies of other portfolios that may be managed by the same investment adviser or manager. The investment results of the portfolios, however, may be higher or lower than the results of such other portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios will be comparable to the investment results of any other portfolio, even if the other portfolio has the same investment adviser or manager, or if the other portfolio has a similar name.

SUBACCOUNTS

We offer you a choice from among 41 Subaccounts, each of which invests in an underlying portfolio of one of the Funds. You may invest in up to ten Subaccounts at any one time.

                                                            Adviser (and Sub-
                                                               Adviser, as
Subaccount Investing In           Investment Objective         applicable)
-----------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS

AIM V.I. Capital              Objective is growth of       A I M Advisors,
 Appreciation Fund            capital.                     Inc.
-----------------------------------------------------------------------------
AIM V.I. Growth Fund          The Fund's investment        A I M Advisors,
                              objective is to seek growth  Inc.
                              of capital.
-----------------------------------------------------------------------------
AIM V.I. Value Fund           Seeks to achieve long-term   A I M Advisors,
                              growth of Capital. Income    Inc.
                              is a secondary objective.
-----------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS
SERIES FUND, INC.

Growth and Income             Seeks reasonable current     Alliance Capital
 Portfolio                    income and reasonable        Management, L.P.
                              opportunity for
                              appreciation through
                              investments primarily in
                              dividend-paying common
                              stocks of good quality. May
                              also invest in fixed-income
                              securities and convertible
                              securities.
-----------------------------------------------------------------------------

                                                         Adviser (and Sub-Adviser,
Subaccount Investing In         Investment Objective          as applicable)
----------------------------------------------------------------------------------
Premier Growth Portfolio    Seeks growth of capital by     Alliance Capital
                            investing predominantly in     Management, L.P.
                            the equity securities of a
                            limited number of large,
                            carefully selected, high
                            quality U.S. companies
                            judged likely to achieve
                            superior earnings.
----------------------------------------------------------------------------------
Quasar Portfolio            Seeks growth of capital by     Alliance Capital
                            pursuing aggressive            Management, L.P.
                            investment policies. This
                            Fund invests based upon the
                            potential for capital
                            appreciation and only
                            incidentally for current
                            income. The investment
                            policies are aggressive.
----------------------------------------------------------------------------------
DREYFUS

Dreyfus Investment          Non-diversified/1/             The Dreyfus
Portfolios -- Emerging      portfolio seeking long-term    Corporation
Markets Portfolio           capital growth by investing
                            primarily in the stocks of
                            companies organized, or
                            with a majority of its
                            assets or business, in
                            emerging market countries.
----------------------------------------------------------------------------------
The Dreyfus Socially        Seeks to provide capital,      The Dreyfus
Responsible Growth Fund     growth, with current income    Corporation (sub
                            as a secondary goal by         adviser, NCM Inc.)
                            investing primarily in the
                            common stock of companies
                            that in the opinion of the
                            Fund's management, meet
                            traditional investment
                            standards and conduct their
                            business in a manner that
                            contributes to the
                            enhancement of the quality
                            of life in America.
----------------------------------------------------------------------------------
THE FEDERATED INSURANCE
SERIES

Federated High Income Bond  Seeks high current income.     Federated
 Fund II                    Seeks to achieve its           Investment
                            objective by investing         Management Company
                            primarily in diversified
                            portfolio of professionally
                            managed fixed-income
                            securities. The fixed-
                            income securities in which
                            the Fund intends to invest
                            are lower-rated corporate
                            debt obligations, commonly
                            referred to as "junk
                            bonds." The risks of these
                            securities and their high
                            yield potential are
                            described in the prospectus
                            for the Federated Insurance
                            Series, which should be
                            read carefully before
                            investing.
----------------------------------------------------------------------------------
Federated International     Seeks to provide long-term     Federated Global
Small Company Fund II       growth of capital. Pursues     Investment
                            this objective by investing    Management Corp.
                            at least 65% of its assets
                            in equity securities of
                            foreign companies that have
                            a market capitalization at
                            the time of purchase of
                            $1.5 billion or less.
----------------------------------------------------------------------------------

 /1/ A non-diversified portfolio is a portfolio that may hold a larger position in a smaller number of securities than a diversified portfolio. This means that a single security's increase or decrease in value may have a greater impact on the return and net asset value of a non-diversified portfolio than a diversified portfolio.

                                                           Adviser (and Sub-
                                                              Adviser, as
Subaccount Investing In          Investment Objective         applicable)
-----------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE
PRODUCTS FUND (VIP)

Equity-Income Portfolio      Seeks reasonable income and  Fidelity Management
                             will consider the potential  & Research Company
                             for capital appreciation.    (subadvised by FMR
                             The Fund also seeks a        Co., Inc.)
                             yield, which exceeds the
                             composite yield on the
                             securities comprising the
                             S&P 500 by investing
                             primarily in income-
                             producing equity securities
                             and by investing in
                             domestic and foreign
                             issuers.
-----------------------------------------------------------------------------
Growth Portfolio             Seeks capital appreciation   Fidelity Management
                             by investing primarily in    & Research Company;
                             common stocks of companies   (subadvised by FMR
                             believed to have above-      Co., Inc.)
                             average growth potential.
-----------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE
PRODUCTS FUND II (VIP II)

ContraFund(R) Portfolio      Seeks long-term capital      Fidelity Management
                             appreciation by investing    & Research Company
                             primarily in common stocks   (subadvised by
                             and securities of companies  Fidelity Management
                             whose value it believes to   & Research (U.K.)
                             have not fully been          Inc., Fidelity
                             recognized by the public.    Management &
                             This Fund invests in         Research (Far East)
                             domestic and foreign         Inc., Fidelity
                             issuers and also invests in  Investments Japan
                             "growth" stocks or "value"   Limited and
                             stocks or both.              subadvised by FMR
                                                          Co., Inc.)
-----------------------------------------------------------------------------
FIDELITY VARIABLE INSURANCE
PRODUCTS FUND III (VIP III)

Growth & Income Portfolio    Seeks high total return      Fidelity Management
                             through a combination of     & Research Company
                             current income and capital   (subadvised by
                             appreciation by investing a  Fidelity Management
                             majority of assets in        & Research (U.K.)
                             common stocks with a focus   Inc., Fidelity
                             on those that pay current    Management &
                             dividends and show           Research (Far East)
                             potential for capital        Inc., Fidelity
                             appreciation.                Investments Japan
                                                          Limited and
                                                          subadvised by FMR
                                                          Co., Inc.)
-----------------------------------------------------------------------------
Mid Cap Portfolio            Seeks long-term growth of    Fidelity Management
                             capital by investing         & Research Company
                             primarily in common stocks   (subadvised by
                             and at least 65% of total    Fidelity Management
                             assets in securities of      & Research (U.K.),
                             companies with medium        Inc. and Fidelity
                             market capitalizations.      Management &
                                                          Research Far East
                                                          Inc.)
-----------------------------------------------------------------------------

                                                             Adviser (and Sub-
                                                                Adviser, as
Subaccount Investing In          Investment Objective           applicable)
-------------------------------------------------------------------------------
GE INVESTMENTS FUNDS, INC.

Mid-Cap Value Equity Fund    Objective of providing long    GE Asset Management
                             term growth of capital by      Incorporated
                             investing primarily in
                             common stock and other
                             equity securities of
                             companies that the
                             investment adviser believes
                             are undervalued by the
                             marketplace at the time of
                             purchase and that offer the
                             potential for above-average
                             growth of capital. Although
                             the current portfolio
                             reflects investments
                             primarily within the mid
                             cap range, the Fund is not
                             restricted to investments
                             within any particular
                             capitalization and may in
                             the future invest a
                             majority of its assets in
                             another capitalization
                             range.
-------------------------------------------------------------------------------
Money Market Fund            Objective of providing         GE Asset Management
                             highest level of current       Incorporated
                             income as is consistent
                             with high liquidity and
                             safety of principal by
                             investing in various types
                             of good quality money
                             market securities.
-------------------------------------------------------------------------------
Premier Growth Equity Fund   Objective of providing         GE Asset Management
                             long-term growth of capital    Incorporated
                             as well as future (rather
                             than current) income by
                             investing primarily in
                             growth-oriented equity
                             securities.
-------------------------------------------------------------------------------
S&P 500 Index Fund/2/        Objective of providing         GE Asset Management
                             capital appreciation and       Incorporated
                             accumulation of income that    (subadvised by
                             corresponds to the             State Street Global
                             investment return of the       Advisers)
                             Standard & Poor's 500
                             Composite Stock Price Index
                             through investment in
                             common stocks comprising
                             the Index.
-------------------------------------------------------------------------------
Small-Cap Value Equity       Objective of providing         GE Asset Management
 Fund                        long-term growth of capital    Incorporated
                             by investing primarily in      (subadvised by
                             equity securities of small     Palisade Capital
                             cap undervalued U.S.           Management, L.L.C.)
                             companies that have solid
                             growth prospects.
-------------------------------------------------------------------------------
U.S. Equity Fund             Objective of providing         GE Asset Management
                             long-term growth of capital    Incorporated
                             through investments
                             primarily in equity
                             securities of U.S.
                             companies.
-------------------------------------------------------------------------------
Value Equity Fund            Objective of providing         GE Asset Management
                             long-term growth of capital    Incorporated
                             and future income. Pursues
                             investments in equity
                             securities of large
                             undervalued U.S. companies
                             that have solid growth
                             prospects.
-------------------------------------------------------------------------------

 /2/"Standard & Poor's," "S&P," and "S&P 500" are trademarks of The McGraw-Hill
    Companies, Inc. and have been licensed for use by GE Asset Management Incorporated. The S&P 500 Index Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's, and Standard and Poor's makes no representation or warranty, express or implied, regarding the advisability of investing in this Fund or the Policy.

                                                            Adviser (and Sub-
                                                               Adviser, as
Subaccount Investing In         Investment Objective           applicable)
-----------------------------------------------------------------------------
JANUS ASPEN SERIES

Aggressive Growth           Non-diversified/1/             Janus Capital
 Portfolio                  portfolio pursuing long-       Corporation
                            term growth of capital.
                            Pursues this objective by
                            normally investing at least
                            50% of its assets in equity
                            securities issued by
                            medium-sized companies.
-----------------------------------------------------------------------------
Balanced Portfolio          Seeks long-term growth of      Janus Capital
                            capital. Pursues this          Corporation
                            objective consistent with
                            the preservation of capital
                            and balanced by current
                            income. Normally invests
                            40-60% of its assets in
                            securities selected
                            primarily for their growth
                            potential and 40-60% of its
                            assets in securities
                            selected primarily for
                            their income potential.
-----------------------------------------------------------------------------
Capital Appreciation        Non-diversified/1/             Janus Capital
 Portfolio                  portfolio pursing long-term    Corporation
                            growth of capital. Pursues
                            this objective by investing
                            primarily in common stocks
                            of companies of any size.
-----------------------------------------------------------------------------
Global Life Sciences        Non-diversified/1/             Janus Capital
 Portfolio                  portfolio seeking long-term    Corporation
                            growth of capital. The
                            portfolio pursues this
                            objective by investing at
                            least 65% of its total
                            assets in securities of
                            U.S. and foreign companies
                            that the portfolio manager
                            believes have a life
                            science orientation. The
                            portfolio normally invests
                            at least 25% of its total
                            assets, in the aggregate,
                            in the following industry
                            groups: health care;
                            pharmaceuticals;
                            agriculture;
                            cosmetics/personal care;
                            and biotechnology.
-----------------------------------------------------------------------------
Global Technology           Non-diversified/1/             Janus Capital
 Portfolio                  portfolio seeking long-term    Corporation
                            growth of capital. The
                            portfolio pursues this
                            objective by investing at
                            least 65% of its total
                            assets in securities of
                            U.S. and foreign companies
                            that the portfolio manager
                            believes will benefit
                            significantly from advances
                            or improvements in
                            technology.
-----------------------------------------------------------------------------
Growth Portfolio            Seeks long-term capital        Janus Capital
                            growth consistent with the     Corporation
                            preservation of capital and
                            pursues its objective by
                            investing in common stocks
                            of companies of any size.
                            Emphasizes larger, more
                            established issuers.
-----------------------------------------------------------------------------

                                                             Adviser (and Sub-
                                                                Adviser, as
Subaccount Investing In          Investment Objective           applicable)
------------------------------------------------------------------------------
International Growth         Seeks long-term growth of      Janus Capital
 Portfolio                   capital. Pursues this          Corporation
                             objective primarily through
                             investments in common
                             stocks of issuers located
                             outside the United States.
                             The portfolio normally
                             invests at least 65% of its
                             total assets in securities
                             of issuers from at least
                             five different countries,
                             excluding the United
                             States.
------------------------------------------------------------------------------
Worldwide Growth Portfolio   Seeks long-term capital        Janus Capital
                             growth in a manner             Corporation
                             consistent with the
                             preservation of capital.
                             Pursues this objective by
                             investing in a diversified
                             portfolio of common stocks
                             of foreign and domestic
                             issuers of all sizes.
                             Normally invests in at
                             least five different
                             countries including the
                             United States.
------------------------------------------------------------------------------
MFS(R) VARIABLE INSURANCE
TRUST

MFS(R) Investors Growth      Seeks to provide long-term     Massachusetts
Stock Series (formerly       growth of capital and          Financial Services
known as MFS(R) Growth       future income rather than      Company ("MFS(R)")
Series)                      current income. Pursues
                             this objective by
                             investing, under normal
                             market conditions, at least
                             80% of its total assets in
                             common stocks and related
                             securities, of companies
                             MFS believes offer better
                             than average prospects for
                             long-term growth.
------------------------------------------------------------------------------
MFS(R) Investors Trust       Seeks to provide reasonable    Massachusetts
Series (formerly known as    current income and long-       Financial Services
MFS(R) Growth With Income)   term growth of capital and     Company ("MFS(R)")
                             income. Pursues this
                             objective by investing,
                             under normal market
                             conditions, at least 65% of
                             its total assets in common
                             stocks and related
                             securities. This series
                             will also seek to generate
                             gross income equal to
                             approximately 90% of the
                             dividend yield on the
                             Standard & Poor's 500
                             Composite Index.
------------------------------------------------------------------------------
MFS(R) New Discovery         Seeks capital appreciation.    Massachusetts
 Series                      Pursues this objective by      Financial Services
                             investing at least 65% of      Company ("MFS(R)")
                             its total assets in equity
                             securities of emerging
                             growth companies.
------------------------------------------------------------------------------
MFS(R) Utilities Series      Seeks capital growth and       Massachusetts
                             current income. Pursues        Financial Services
                             this objective by investing    Company ("MFS(R)")
                             at least 65% of its total
                             assets in equity and debt
                             securities of domestic and
                             foreign companies in the
                             utilities industry.
------------------------------------------------------------------------------

                                                        Adviser (and Sub-Adviser,
Subaccount Investing In        Investment Objective          as applicable)
---------------------------------------------------------------------------------
OPPENHEIMER VARIABLE
ACCOUNT FUNDS

Global Securities Fund/VA  Seeks long-term capital        OppenheimerFunds,
                           appreciation by investing a    Inc.
                           substantial portion of
                           assets in securities of
                           foreign issuers, "growth-
                           type" companies, cyclical
                           industries and special
                           situations that are
                           considered to have
                           appreciation possibilities.
                           It invests mainly in common
                           stocks of U.S. and foreign
                           issuers.
---------------------------------------------------------------------------------
Main Street Growth &       Seeks high total return,       OppenheimerFunds,
 Income Fund/VA            which includes growth in       Inc.
                           the value of its shares as
                           well as current income,
                           from equity and debt
                           securities. The Fund
                           invests mainly in common
                           stocks of U.S. companies.
---------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE
TRUST

Foreign Bond Portfolio     Non-diversified/1/             Pacific Investment
                           portfolio seeking to           Management Company
                           maximize total return,         LLC
                           consistent with
                           preservation of capital and
                           prudent investment
                           management. This portfolio
                           primarily invests in
                           intermediate maturity
                           hedged non-U.S. fixed
                           income securities.
---------------------------------------------------------------------------------
High Yield Bond Portfolio  Seeks to maximize total        Pacific Investment
                           return, consistent with        Management Company
                           preservation of capital and    LLC
                           prudent investment
                           management. Primarily
                           invests in higher yielding
                           fixed income securities
                           (also known as "junk
                           bonds").
---------------------------------------------------------------------------------
Long-Term U.S. Government  Seeks to maximize total        Pacific Investment
 Bond Portfolio            return, consistent with the    Management Company
                           preservation of capital and    LLC
                           prudent investment
                           management. Primarily
                           invests in long-term
                           maturity fixed income
                           securities.
---------------------------------------------------------------------------------
Total Return Bond          Seeks to maximize total        Pacific Investment
 Portfolio                 return consistent with         Management Company
                           preservation of capital and    LLC
                           prudent investment
                           management. Primarily
                           invests in intermediate
                           maturity fixed income
                           securities.
---------------------------------------------------------------------------------
RYDEX VARIABLE TRUST

OTC Fund/3/                Non-diversified/1/ Fund        Rydex Global
                           seeks to provide investment    Advisors
                           results that correspond to
                           a benchmark for over-the-
                           counter securities that
                           invest primarily in
                           securities of companies
                           included in NASDAQ 100
                           IndexTM.
---------------------------------------------------------------------------------

 /3/ The NASDAQ 100 IndexTM is an unmanaged index that is a widely recognized indicator of OTC Market performance.

Not all of these portfolios may be available in all states or in all markets.

We will purchase shares of the portfolios at net asset value and direct them to the appropriate Subaccounts of Separate Account II. We will redeem sufficient shares of the appropriate portfolios at net asset value to pay surrender/partial surrender proceeds or for other purposes described in the Policy. We automatically reinvest all dividends and capital gain distributions of the portfolios in shares of the distributing portfolios at their net asset value on the date of distribution. In other words, we do not pay portfolio dividends or portfolio distributions out to Owners as additional units, but instead reflect them in Unit Values.

Shares of the portfolios of the Funds are not sold directly to the general public. They are sold to us, and they may also be sold to other insurance companies that issue variable annuity and variable life insurance policies. In addition, they may be sold to retirement plans.

When a Fund sells shares in any of its portfolios both to variable annuity and to variable life insurance separate accounts, it engages in mixed Funding. When a Fund sells shares in any of its portfolios to separate accounts of unaffiliated life insurance companies, it engages in shared Funding.

Each Fund may engage in mixed and shared Funding. Therefore, due to differences in redemption rates or tax treatment, or other considerations, the interests of various shareholders participating in a Fund could conflict. A Fund's Board of Directors will monitor for the existence of any material conflicts, and determine what action, if any, should be taken. See the prospectuses for the Funds.

We have entered into agreements with either the investment adviser or distributor of each of the Funds under which the adviser or distributor pays us a fee ordinarily based upon an annual average percentage of the average aggregate net amount we have invested on behalf of Separate Account II and other separate accounts. These percentages differ, and some investment advisers or distributors pay us a greater percentage than other advisors or distributors. The amounts we receive under these agreements may be significant. The agreements reflect administrative services we provide. We will also receive Service Share fees from certain of the portfolios. These fees are deducted from portfolio assets attributable to the Policies, and are for the administrative services we provide to those portfolios. In addition, our affiliate, Capital Brokerage Corporation, the principal underwriter for the Policies, will receive 12b-1 fees deducted from portfolio assets attributable to the Policies for providing distribution and shareholder support services to some of the portfolios. Because the Service Share fees and 12b-1 fees are paid out of a portfolio's assets on an ongoing basis, over time they will increase the cost of an investment in portfolio shares.

YOUR RIGHT TO VOTE PORTFOLIO SHARES

As required by law, we will vote the portfolio shares held in Separate Account II at meetings of the shareholders of the Funds. The voting will be done according to the instructions of Owners who have interests in any Subaccounts which invest in the portfolios of the Funds. If the 1940 Act or any regulation under it should be amended, and if as a result we determine that we are permitted to vote the portfolios' shares in our own right, we may elect to do so.

We will determine the number of votes which you have the right to cast by applying your percentage interest in a Subaccount to the total number of votes attributable to the Subaccount. In determining the number of votes, we will recognize fractional shares.

We will vote portfolio shares of a class held in a Subaccount for which we received no timely instructions in proportion to the voting instructions which we received for all Policies participating in that Subaccount. We will apply voting instructions to abstain on any item to be voted on a pro-rata basis to reduce the number of votes eligible to be cast.

Whenever a Fund calls a shareholders meeting, each person having a voting interest in a Subaccount will receive proxy material, reports and other materials relating to the portfolio. Since each portfolio may engage in shared Funding, other persons or entities besides the Company may vote portfolio shares.

Guarantee Account

Due to certain exemptive and exclusionary provisions of the Federal securities laws, we have not registered interests in the Guarantee Account under the Securities Act of 1933 (the "1933 Act"), and we have not registered either the Guarantee Account or our General Account as an investment company under the 1940 Act. Accordingly, neither the interests in the Guarantee Account nor our General Account are generally subject to regulation under the 1933 Act and the 1940 Act. Disclosures relating to the interests in the Guarantee Account and the General Account may, however, be subject to certain generally applicable provisions of the Federal securities laws relating to the accuracy of statements made in a registration statement. The Guarantee Account may not be available in all states or markets.

You may allocate some or all of your premium payments and transfer some or all of your Account Value to the Guarantee Account. We credit the portion of the Account Value allocated to the Guarantee Account with interest (as described below). Account Value in the Guarantee Account is subject to some, but not all, of the charges we assess in connection with the Policy. See "Charges and Deductions."

Each time you allocate premium payments or transfer Account Value to the Guarantee Account, we establish an interest rate guarantee period. For each interest rate guarantee period, we guarantee an interest rate for a year. At the end of an interest rate guarantee period, a new interest rate will become effective, and a new interest rate guarantee period will commence with respect to that portion of the Account Value in the Guarantee Account represented by that particular allocation.

The initial interest rate guarantee period for any allocation will be one year or longer. Subsequent interest rate guarantee periods will each be at least one year. We may credit additional rates of interest for specified periods from time to time. We determine the interest rates in our sole discretion. The determination made will be influenced by, but not necessarily correspond to, interest rates available on fixed income investments which we may acquire with the amounts we receive as premium payments or transfers of Account Value under the Policies. You will have no direct or indirect interest in these investments. We also will consider other factors in determining interest rates for a guarantee period including, but not limited to, regulatory and tax requirements, sales commissions, and administrative expenses borne by us, general economic trends, and competitive factors. Amounts you allocate to the Guarantee Account will not share in the investment performance of our General Account, or any portion thereof. We cannot predict or guarantee the level of interest rates in future guarantee periods. However, the interest rates for any interest guarantee period will be at least the guaranteed interest rate shown in your Policy.

We will notify Owners in writing at least 10 days prior to the expiration date of any interest rate guarantee period about the then currently available interest rate guarantee periods and the guaranteed interest rates applicable to such interest rate guarantee periods. A new interest rate guarantee period will commence automatically unless we receive written notice prior to the end of the 30 day period following the expiration of the interest rate guarantee period ("30 day window") of your election of a different interest rate guarantee period from among those being offered by us at the time, or instructions to transfer all or a portion of the remaining amount to one or more Subaccounts subject to certain restrictions. (See "Transfers".) During the 30-day window, the allocation will accrue interest at the new interest rate guarantee period's interest rate.

To the extent permitted by law we reserve the right at any time to offer interest rate guarantee periods that differ from those available when we first issued the Policy, and to credit additional interest on premium payments and Account Value allocated to the Guarantee Account participating in the dollar-cost averaging program. See "Dollar-Cost Averaging." (This may not be available to all classes of Policies). We also reserve the right, at any time, to stop accepting premium payments or transfers of Account Value to a particular interest rate guarantee period. Since the specific interest rate guarantee periods available may change periodically, please contact our Home Office to determine the interest rate guarantee periods currently being offered.

Charges and Deductions


This section describes the charges and deductions we make under the Policy to compensate us for the services and benefits we provide, costs and expenses we incur, and risks we assume. The services and benefits we provide include:

 . the partial surrender, surrender, Policy loan and Death Benefits under the Policy;

 . Investment Options, including Net Premium allocations, dollar-cost averaging and portfolio rebalancing programs;

 .  administration of various elective options under the Policy; and

 .  the distribution of various reports to Owners.

The costs and expenses we incur include:

 .  those associated with underwriting applications, increases in Specified
   Amount, and riders;

 . various overhead and other expenses associated with providing the services and benefits provided by the Policy;

 . sales and marketing expenses, including compensation paid in connection with sales of the Policies; and

 . other costs of doing business, such as Federal, state and local premium and other taxes and fees.

The risks we assume include:

 . that Insureds may live for a shorter period of time than estimated, resulting in the payment of greater Death Benefits than expected;

 . that the costs of providing the services and benefits under the Policies will exceed the charges deducted.

 . that the General Account assets will earn less than the guaranteed interest rate we credit.

We may profit from any charges deducted, such as the mortality and expense risk charge. We may use any such profits for any purpose, including payment of distribution expenses.

PREMIUM CHARGE

We currently deduct a 5% charge (7.5% maximum) from each premium before placing the resulting Net Premium in the Subaccounts or the Guarantee Account. We currently do not deduct the maximum 7.5% premium charge but reserve the right to do so. We will not assess the premium charge against the Policy loan portion of a premium received from the rollover of a life insurance policy.

MONTHLY DEDUCTION

We make a monthly deduction on the Policy Date and each Monthly Anniversary Day from Account Value. The monthly deduction for each Policy consists of:

 .  the cost of insurance charge (discussed below);

 .  the mortality and expense risk charge (discussed below);

 .  a current monthly policy charge of $5 ($10 per month maximum);

 . a monthly expense charge based on the initial Specified Amount for the first ten Policy years that varies by Age(s), gender and rating class (excluding the Specified Amount attributable to any supplemental benefits); and

 .  any charges for additional benefits added by riders to the Policy (See
   "Supplemental Benefits").

If an increase in Specified Amount becomes effective, there will be a charge (per increase) of $0.20 per $1,000 of increase included in the monthly deduction for the first ten Policy years following the increase. See "Changing the Specified Amount."

 . We currently deduct monthly a mortality and expense risk charge at an effective annual rate of 0.40% of the first $50,000 of unloaned Account Value in the Subaccounts (0.40% of the first $100,000 of unloaned Account Value for a joint and last survivor Policy). For the first twenty Policy years, we also deduct a mortality and expense risk charge for unloaned Account Value above $50,000 ($100,000 for a joint and last survivor Policy) at an annual effective rate of 0.05%. Beginning with Policy year 21, we do not deduct a mortality and expense risk charge for unloaned Account Value over $50,000 ($100,000 for joint and last survivor Policy). We will not increase this charge for the duration of your Policy.

The mortality risk we assume is the risk that Insureds may live for a shorter period of time than estimated and, therefore, a greater amount of Death Benefit Proceeds than expected will be payable. The expense risk we assume is that expenses incurred in issuing and administering the Policies will be greater than estimated and, therefore, will exceed the expense charge limits set by the Policies.

We will deduct the monthly deduction from the Subaccounts of Separate Account II and the Guarantee Account based on your written instructions. If you do not provide us with written instructions, we will deduct the monthly deduction from the Subaccounts of Separate Account II and the Guarantee Account in proportion to your Account Value in each Subaccount and the Guarantee Account.

COST OF INSURANCE

The cost of insurance is a significant charge under your Policy because it is the primary charge for the Death Benefit we provide you. The cost of insurance charge depends on a number of factors (Age, gender, Policy duration, and risk class) that cause the charge to vary from Policy to Policy and from Monthly Anniversary Day to Monthly Anniversary Day. We will determine the risk class (and therefore the rates) separately for the initial Specified Amount and for any increase in Specified Amount that requires evidence of insurability.

For a joint and last survivor Policy, we determine the cost of insurance in a manner that reflects the anticipated mortality of both Insureds and the fact that the Death Benefit is not payable until the death of the Last Insured.

We calculate the cost of insurance on each Monthly Anniversary Day based on your net amount at risk. We determine your net amount at risk by the following formula:

            Death Benefit
            Proceeds
            --------------  --  Account Value
              1.0032737

To determine your cost of insurance for a particular Policy Month, we divide your net amount at risk by 1000 and multiply that result by the applicable cost of insurance rate. If Death Benefit Option A or Option B is in effect, and the Specified Amount has increased, we first consider the Account Value part up to the initial Specified Amount. If the Account Value is more than the initial Specified Amount, we will allocate that Account Value to the increases in Specified Amount in the order of such increases. If Death Benefit Option C is in effect, and the Specified Amount has increased, we first consider Account Value part of the initial Specified Amount. If Account Value is more than the initial Specified Amount plus premium payments, we will allocate that Account Value to the increases in Specified Amount.

The cost of insurance rate for an Insured is based on his or her Age, gender, Policy Duration and applicable risk class. We currently place Insureds in the following risk classes when we issue the Policy, based on our underwriting: a male or female or unisex risk class where appropriate under applicable law; and a nicotine use or no nicotine use risk class. In addition, some Insureds may qualify for a preferred rating. The original risk class applies to the initial Specified Amount. If an increase in Specified Amount is approved, a different risk class may apply to the increase, based on an Insured's circumstances at the time of the increase.

We may change the cost of insurance rates from time to time at our sole discretion, but we guarantee that the rates we charge will never exceed the maximum rates shown in your Policy. These rates are based on the Commissioners' 1980 Standard Ordinary Mortality Tables. The maximum cost of insurance rates are based on the Insured's Age nearest birthday at the start of the Policy year. Modifications to cost of insurance rates are made for risk classes other than standard. The rates we currently charge are, at most ages, lower than the maximum permitted under the Policies and depend on our expectation of future experience with respect to mortality, interest, expenses, persistency, and taxes. A change in rates will apply to all persons of the same Age, gender (where applicable), and risk class and whose Policies have been in effect for the same length of time.

We will deduct the cost of insurance charge from the Subaccounts of Separate Account II and the Guarantee Account based on your written instructions. If you do not provide us with written instructions, we will deduct the cost of insurance charge proportionately from your assets in the Subaccounts and the Guarantee Account. The monthly deduction for cost of insurance charges will end on the Policy Anniversary Date on which the Insured under a single life Policy or the youngest Insured under a joint and last survivor Policy reaches Attained Age 100.

SURRENDER CHARGE

If you fully surrender your Policy during the surrender charge period, we will deduct a surrender charge. We calculate the surrender charge by multiplying a factor times the lowest Specified Amount in effect before the surrender, divided by 1000. The factor depends on the issue Age and gender (where applicable), of the Insured. For a joint and last survivor Policy, the factor depends on the issue Age, gender (where applicable) and risk class of both Insureds. The surrender charge remains level for the first five Policy years and then decreases each Policy Month to zero over the next 5 Policy years. We will deduct the surrender charge before we pay the Surrender Value.

If you increase the Specified Amount (other than as a result of a change in Death Benefit option), you will also incur a surrender charge. The factor used in determining the amount of the surrender charge depends on the issue Age of the Insured for a single life Policy or both Insureds for a joint and last survivor Policy. The charge will apply to the increase in Specified Amount.

If you decrease the Specified Amount to less than the lowest Specified Amount that had previously been in effect (other than as a result of partial surrenders or changes in Death Benefit options), you will also incur a surrender charge. The amount of the surrender charge will be based:

(a) first upon any surrender charge in effect for the most recent increase in Specified Amount;

(b) then upon any surrender charge in effect for the next most recent increases in Specified Amount in succession; and

(c)  finally upon the surrender charge in effect for the original Specified
     Amount.

We disclose the surrender charges on the data pages of your Policy. Upon request, we will illustrate the surrender charges that apply to your Policy.

We do not assess a surrender charge for partial surrenders.

PARTIAL SURRENDER PROCESSING FEE

We currently do not assess a processing fee for partial surrenders. However, we reserve the right to deduct a partial surrender processing fee in the future. The fee will not exceed the lesser of $25 or 2% of the amount surrendered.

OTHER CHARGES

Upon written request, we will provide a projection of illustrative future life insurance and Account Value proceeds. We reserve the right to charge a maximum fee of $25 for the cost of preparing the illustration.

There are deductions from and expenses paid out of the assets of each portfolio that are more fully described in each Fund's prospectus.

In addition, we reserve the right to impose a transfer charge of up to $20 for each transfer after the twelfth transfer in a Policy year. This charge will be at cost with no profit to us. We currently do not assess a transfer charge.

REDUCTION OF CHARGES FOR GROUP SALES

We may reduce charges and/or deductions for sales of the Policies to a trustee, employer or similar entity representing a group or to members of the group where such sales result in savings of sales or administrative expenses. We will base these discounts on the following:

1. The size of the group. Generally, the sales expenses for each individual Owner for a larger group are less than for a smaller group because more Policies can be implemented with fewer sales contacts and less administrative cost.

2. The total amount of premium payments to be received from a group. Per Policy sales and other expenses are generally proportionately less on larger premium payments than on smaller ones.

3. The purpose for which the Policies are purchased. Certain types of plans are more likely to be stable than others. Such stability reduces the number of sales contacts and administrative and other services required, reduces sales administration and results in fewer Policy terminations. As a result, our sales and other expenses are reduced.

4. The nature of the group for which the Policies are purchased. Certain types of employee and professional groups are more likely to continue Policy participation for longer periods than are other groups with more mobile membership. If fewer Policies are terminated in a given group, our sales and other expenses are reduced. Likewise, we may realize reduced sales and other expenses for sales to groups that are affiliated with us or with whom we transact business, such as our own employees, the employees of our affiliated companies, the employees of broker/dealers with whom we have selling agreements and the employees of our other business partners, including family members of such employees.

5. Other circumstances. There may be other circumstances of which we are not presently aware, which could result in reduced sales expenses.

If, after we consider the factors listed above, we determine that a group purchase would result in reduced sales expenses, we may reduce the charges and/or deductions for each group. Reductions in these charges and/or deductions will not be unfairly discriminatory against any person, including the affected Owners and all other owners of Policies Funded by Separate Account II.

We may also reduce charges and/or deductions for sales of the Policies to registered representatives who sell the Policies to the extent we realize savings of sales and administrative expenses. Any such reduction in charges and/or deductions will be consistent with the standards we use in determining the reduction in charges and/or deductions for other group arrangements.

The Policy

The Policy is a flexible premium variable life insurance policy. We may issue the Policy either on the life of a single Insured or the lives of two Insureds on a joint and last survivor basis. We describe your rights and benefits below and in the Policy. There may be differences in your Policy because of requirements of the state were we issued your Policy. We will include any such differences in your Policy.

APPLYING FOR A POLICY

To purchase a Policy, you must complete an application and you or your agent must submit it to us at our Home Office. You also must pay an initial premium of a sufficient amount. See "Premiums," below. You can submit your initial premium with your application or at a later date. If you submit your initial premium with your application, please remember that we will place your premium in a non-interest bearing account for a certain amount of time. See "Allocating Premiums." Coverage generally becomes effective as of the Policy Date.

Generally, we will issue a Policy on a single Insured basis covering an Insured up to Age 85 and on a joint and last survivor basis covering Insureds from Age 20 up to Age 85 if evidence of insurability satisfies our underwriting rules. Required evidence of insurability may include, among other things, a medical examination of the Insured. We may, in our sole discretion, issue a Policy covering an Insured over Age 85. We may reject an application for any lawful reason and in a manner that does not unfairly discriminate against similarly situated purchasers.

If we do not receive the full first premium with your application, the insurance will become effective on the effective date. This date is the date that we receive your premium and that we deliver your Policy. All persons proposed for insurance must be insurable on the Policy Date.

If you pay the full first premium with your application, we may give you a conditional receipt. This means that, subject to our underwriting requirements and subject to a maximum limitation, your insurance will become effective on the effective date we specified in the conditional receipt, provided the Insured under a single life Policy or the Insureds under a joint and last survivor Policy are found to be, on the effective date, insurable at standard premium rates for the plan and amount of insurance requested in the application. This effective date will be the latest of (i) the date of completion of the application, (ii) the date of completion of all medical exams and tests we require, and (iii) the Policy Date you requested when that date is later than the date you completed your application.

OWNER

You have rights in the Policy during the Insured's lifetime under a single life Policy and during the lifetimes of both Insureds under a joint and last survivor Policy. If you die before an Insured and there is no contingent Owner, ownership will pass to your estate.

We will treat Joint Owners as having equal undivided interests in the Policy. All Owners must together exercise any ownership rights in the Policy. If the last surviving joint Owner dies before the Insured under a single life Policy or the Last Insured under a joint and last survivor Policy and there is no contingent Owner, ownership will pass to your estate.

BENEFICIARY

You designate the primary Beneficiaries and contingent Beneficiaries when you apply for the Policy. You may name one or more primary Beneficiaries or contingent Beneficiaries. We will pay the proceeds in equal shares to the survivors in the appropriate Beneficiary class, unless you request otherwise.

Unless an Optional Payment Plan is chosen, we will pay the death proceeds in a lump sum to the primary Beneficiary(ies). If the primary Beneficiary(ies) dies before the Insured under a single life Policy or the Last Insured under a joint and last survivor Policy, we will pay the proceeds to the contingent Beneficiary(ies). If there is no surviving Beneficiary(ies) we will pay the proceeds to you or your estate.

CHANGING THE OWNER OR BENEFICIARY

During an Insured's life, you may change the Owner. If you reserve the right, you may change the Beneficiary during an Insured's life. To make this change, please write our Home Office. The request and the change must be in a form satisfactory to us and we must actually receive the request. The change will take effect as of the date you signed the request.

CANCELING A POLICY

You may cancel your Policy during the "free-look period" by returning it to us at our Home Office. The free-look period expires 10 days after you receive the Policy. The free-look period is longer if required by state law. If you decide to cancel the Policy during the free-look period, we will treat the Policy as if it had never been issued. Within seven calendar days after we receive the returned Policy, we will refund an amount equal to the sum of all premiums paid for the Policy, or other amounts as required under state law.

Premiums

GENERAL

The premium amounts sufficient to Fund a Policy depend on a number of factors, such as the Age, gender (where applicable), and risk class of a proposed Insured, the desired Specified Amount, any supplemental benefits, investment performance of the Subaccounts and interest credited under the Guarantee Account. We will usually credit your initial premium payment to the Policy on the later of the date we approve your application and the date we receive your payment. We will credit any subsequent premium payment to the Policy on the Valuation Day we receive it at our Home Office. After you pay the initial premium, you may make unscheduled premium payments in any amount and at any time subject to certain restrictions.

When you apply for the Policy, you will choose one of two alternative tests to evaluate whether your Policy qualifies as life insurance under the Code. If you choose the Guideline Premium Test, the total premiums you pay may not exceed the guideline premium limitation for life insurance set forth in the Code and shown in your Policy. We may reject any premium, or any portion of a premium, that would result in the Policy being disqualified as life insurance under the Code. We will refund any rejected premium along with any interest it accrued. If you choose the Cash Value Accumulation Test, the terms of the Policy require that the Death Benefit equal at least a factor (set forth in the Policy, and which is dependent upon the age of the Insured(s)) multiplied by the Policy's Account Value. Once chosen, you cannot change your choice later. You should consult a tax adviser before making your choice.

For your convenience, we will monitor Policies and will attempt to notify you on a timely basis if your Policy is in jeopardy of becoming a Modified Endowment Contract ("MEC") under the Code. See "Tax Considerations." We reserve the right to limit the number and amount of any unscheduled premium payments.

TAX FREE EXCHANGES (1035 EXCHANGES)

We will accept as part of your initial premium money from one contract that qualified for a tax-free exchange under Section 1035 of the Code. If you contemplate such an exchange, you should consult a competent tax advisor to learn the potential tax effects of such a transaction. We will accept 1035 exchanges even if there is an outstanding loan on the other policy, so long as the outstanding loan is no more than 50% of the rollover premium. We may allow higher loan percentages. Replacing your existing coverage with this Policy may not be to your advantage.

CERTAIN INTERNAL EXCHANGES

If you replace an existing GE Life and Annuity Assurance Company fixed permanent life insurance policy with this Policy, we may waive some or all of any applicable surrender charge on the fixed permanent life insurance policy, provided that: 1) the fixed permanent life insurance policy has a positive Surrender Value at the time of the exchange; and 2) the entire Account Value in the fixed permanent life insurance policy is rolled over into the Policy.

If you qualify, the maximum amount of surrender charge we will waive on the fixed permanent life insurance policy is equal to: Surrender Charge (new) +.03 Account Value, where Surrender Charge (new) is the initial (first Policy Month) surrender charge of this Policy and Account Value is the Account Value of the fixed permanent life insurance policy at the time of the exchange. Please contact us for more details.

PERIODIC PREMIUM PLAN

When you apply for a Policy, you may select a periodic premium payment plan. Under this plan, you may choose to receive a premium notice either annually, semi-annually, or quarterly. You can also arrange for annual, semi-annual, quarterly or monthly premium payments paid via automatic deduction from your bank account or any other similar account we accept. You are not required to pay premiums in accordance with this premium plan; you can pay more or less than planned or skip a planned premium payment entirely. Subject to our administrative servicing guidelines, you can change the amount of planned premiums or switch between frequencies, whenever you want by providing satisfactory instructions to our Home Office. Any change will be effective upon our receipt of the instructions. Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, a change in your periodic premium payments may be advisable. See "Changing the Specified Amount."

MINIMUM PREMIUM PAYMENT

Generally, the minimum amount of premium we will accept in connection with a periodic premium payment plan is $50. Please keep in mind that you may have to pay a higher amount to keep the Policy in force. Even if you pay the minimum premium amount, your Policy may lapse. See "Premium to Prevent Termination." For purposes of the minimum premium payment requirements, we deem any payment to be a Planned Periodic Premium if we receive it within 30 days (before or after) of the scheduled date for a Planned Periodic Premium payment and the percentage difference between the planned amount and the actual payment amount is not more than 10%. We will deem all other premium payments to be unscheduled premium payments. Unless you direct us otherwise, we apply unscheduled premium payments first to repay any Policy Debt.

ALLOCATION PREMIUMS

When you apply for a Policy, you specify the percentage of your Net Premium we allocate to each Subaccount and the Guarantee Account. You may only direct your Net Premiums and Account Value to not more than ten Subaccounts plus the Guarantee

Account at any given time. You can change the allocation percentages at any time by writing or calling our Home Office. The change will apply to all premiums we receive with or after we receive your instructions. Net Premium allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Until we approve your application, receive all necessary forms including any subsequent amendments to the application, and receive the entire initial premium, we will place any premiums you pay into a non-interest bearing account. We will then allocate your Net Premium to the Subaccounts and the Guarantee Account based on the allocations percentages you specified in your application.

How Your Account Value Varies



ACCOUNT VALUE

The Account Value is the entire amount we hold under your Policy for you. The Account Value serves as a starting point for calculating certain values under a Policy. It is the sum of the total amount under the Policy in each Subaccount, the Guarantee Account and the amount held in the General Account to secure Policy Debt. We determine Account Value first on your Policy Date (or on the date we receive your initial premium, if later) and after that on each Valuation Day. Your Account Value will vary to reflect the performance of the Subaccounts and interest credited under the Guarantee Account to which you have allocated amounts and also will vary to reflect Policy Debt, charges for the monthly deduction, mortality and expense risk charges, transfers, partial surrenders, and Policy Debt repayments. Your Account Value may be more or less than the premiums you paid and you bear the investment risk with respect to the amounts allocated to the Subaccounts.

SURRENDER VALUE

The Surrender Value on a Valuation Day is the Account Value reduced by both any surrender charge that we would deduct if you surrendered the Policy that day and any Policy Debt.

SUBACCOUNT VALUES

On any Valuation Day, the value of a Subaccount equals the number of Subaccount units we credit to the Policy multiplied by the Unit Value for that day. When you make allocations to an Subaccount, either by Net Premium allocation, transfer of Account Value, transfer of Policy Debt loan interest from the General Account, or repayment of a Policy loan, we credit your Policy with units in that Subaccount. We determine the number of units by dividing the amount allocated, transferred or repaid to the Subaccount by the Subaccount's Unit Value for the Valuation Day when we effect the allocation, transfer or repayment.

The number of units we credit to a Policy will decrease whenever we take the allocated portion of the monthly deduction, you take a Policy loan or a partial surrender from the Subaccount, you transfer an amount from the Subaccount, you take a partial surrender from the Subaccount, or you surrender the Policy.

UNIT VALUES

We arbitrarily set the Unit Value for each Subaccount at $10 when we established the Subaccount. After that, a Subaccount's Unit Value varies to reflect the investment experience of the underlying portfolio, and may increase or decrease from one Valuation Day to the next. We determine Unit Value, after a Subaccount's operations begin, by multiplying the net investment factor for that Valuation Period by the Unit Value for the immediately preceding Valuation Period.

NET INVESTMENT FACTOR

The net investment factor for a Valuation Period is (a) divided by (b), where:

(a)  is the result of:

  1.  the value of the assets at the end of the preceding Valuation Period;
      plus

  2. the investment income and capital gains, realized or unrealized, credited to those assets at the end of the Valuation Period for which the net investment factor is being determined; minus

  3. the capital losses, realized or unrealized, charged against those assets during the Valuation Period; minus

  4. any amount charged against the Separate Account for taxes, or any amount we set aside during the Valuation Period as a provision for taxes attributable to the operation or maintenance of the Separate Account; and

(b) is the value of the assets in the Subaccount at the end of the preceding Valuation Period.

Transfers

GENERAL

You may transfer Account Value among the Subaccounts and the Guarantee Account at any time. Transfer requests may be made in writing or in any other form acceptable to us.

A transfer will take effect as of the end of the Valuation Period during which we receive your request at our Home Office. We may place limitations on multiple transfer requests made at different times during the same Valuation Period involving the same Subaccounts.

We may defer transfers under the same conditions that we may delay paying proceeds. See "Requesting Payments." Currently, there is no limit on the number of transfers among the Subaccounts and the Guarantee Account, but we reserve the right to limit the number of transfers to twelve each calendar year. We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason. We may not honor transfers made by third parties. See "Transfers by Third Parties."

We also reserve the right to impose restrictions on transfers involving the Guarantee Account. Such restrictions may include permitting transfers from an interest rate guarantee period only during the 30 day period immediately following the end of the guarantee period, limiting the amount of Account Value available for transfer at any one time to 25 percent of the allocations to the Guarantee Account plus accrued interest and prohibiting transfers to the Guarantee Account for the six month period following a transfer from the Guarantee Account.

Sometimes, we may not honor your transfer request. We may not honor your transfer request:

  (i) if any Subaccount that would be affected by the transfer is unable to purchase or redeem shares of the Fund in which the Subaccount invests;

  (ii) if the transfer is a result of more than one trade involving the same Subaccount within a 30 day period; or

  (iii) if necessary for the Policy to qualify as life insurance under the Code.

  (iv) if the transfer would adversely affect accumulation unit values. This may occur if the transfer would affect one percent or more of the relevant Fund's total assets.

We also may not honor transfers made by third parties. (See "Transfers by Third Parties.")

When thinking about a transfer of Account Value, you should consider the inherent risk involved. Frequent transfers based on short-term expectations may increase the risk that you will make a transfer at an inopportune time.

DOLLAR-COST AVERAGING

The dollar-cost averaging program permits you to systematically transfer on a monthly or quarterly basis a set dollar amount from the Subaccount investing in the Money Market portfolio of GE Investments Funds, Inc. (the "Money Market Subaccount") or the Guarantee Account to any combination of Subaccounts other than the Money Market Subaccount (as long as the total number of Subaccounts used does not exceed the maximum number allowed under the Policy). The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

You may participate in the dollar-cost averaging program by completing a dollar-cost averaging agreement, or calling our Home Office. To use the dollar-cost averaging program, you must transfer at least $100 from the Money Market Subaccount or the Guarantee Account to any Subaccount other than the Money Market Subaccount. If any transfer would leave less than $100 in the Investment Option from which transfers are being made, we will transfer the entire amount. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the Investment Option from which transfers are being made is depleted, or until you cancel the program by written request or by telephone if we have your telephone authorization on file. The dollar-cost averaging program will start 30 days after we receive your premium payment and instructions, unless you specify an earlier date. (See "Allocating Premiums" for a description of when this occurs).

There is no additional charge for dollar-cost averaging, and we do not consider a transfer under this program a transfer for purposes of assessing a transfer charge, nor for calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the dollar-cost averaging program at any time and for any reason.

PORTFOLIO REBALANCING

Once you allocate your money among the Subaccounts, the performance of each Subaccount may cause your allocation to shift. You may instruct us to automatically rebalance (on a quarterly, semi-annual or annual basis) your Account Value to return to the percentages specified in your allocation instructions. You may elect to participate in the portfolio rebalancing program at any time by completing the portfolio rebalancing agreement. Your percentage allocations must be in whole percentages. Subsequent changes to your percentage allocations may be made at any time by writing or calling our Home Office. Once elected, portfolio rebalancing remains in effect from the date we receive your request until you instruct us to discontinue portfolio rebalancing. There is no additional charge for using portfolio rebalancing, and we do not consider a portfolio rebalancing transfer a transfer for purposes of calculating any limit on the maximum number of transfers we may impose for a calendar year. We reserve the right to discontinue or modify the portfolio rebalancing program at any time and for any reason. Portfolio rebalancing does not guarantee a profit or protect against a loss. We also reserve the right to exclude Subaccounts from portfolio rebalancing. The Guarantee Account does not participate in portfolio rebalancing.

TRANSFERS BY THIRD PARTIES

As a general rule and as a convenience to you, we allow you to give a third party the right to effect transfers on your behalf. However, when the same third party makes transfers for many Owners, the result can be simultaneous transfers involving large amounts of Account Value. Such transfers can disrupt the orderly management of the portfolios underlying the Policy, can result in higher costs to Owners, and are generally not compatible with the long-range goals of Owners. We believe that such simultaneous transfers effected by such third parties are not in the best interests of all shareholders of the portfolios underlying the Policies, and the managements of those portfolios share this position.

Therefore, to the extent necessary to reduce the adverse effects of simultaneous transfers made by third parties who make transfers on behalf of multiple owners, we may not honor such transfers. Also, we will institute procedures to assure that the transfer requests that we receive have, in fact, been made by the Owners in whose names they are submitted. These procedures will not, however, prevent Owners from making their own transfer requests.

Death Benefits

As long as the Policy remains in force, we will pay the Death Benefit upon receipt at our Home Office of satisfactory proof of the Insured's death. See "Requesting Payments." We will pay the Death Benefit to the Beneficiary.

AMOUNT OF DEATH BENEFIT PAYABLE

The amount of Death Benefit payable equals:

 . the Death Benefit Proceeds determined under the Death Benefit option in effect on the date of death of the Insured under a single life Policy and the Last Insured under a joint and last survivor Policy;

 .  plus any supplemental Death Benefits provided by rider;

 .  minus any Policy Debt on that date; and

 . minus the premium that would have been required to keep the Policy in force if the date of death occurred during a grace period.

Under certain circumstances, we may further adjust the amount of the Death Benefit payable. See "Incontestability," "Misstatement of Age or Gender" and "Suicide."

The minimum Specified Amount is $100,000 under a single life Policy and $200,000 under a joint and last survivor Policy.

DEATH BENEFIT OPTIONS

A Policy must satisfy either one of two tests to qualify as a life insurance contract for purposes of Section 7702 of the Code. At the time of application, you must choose either the Cash Value Accumulation Test or the Guideline Premium Test. Once chosen, the tax qualification test cannot be changed. For each tax qualification test, there are three Death Benefit options available under the Policy. The Death Benefit will be the greater of the Death Benefit under Death Benefit option you select or the Minimum Death Benefit resulting from the chosen tax qualification test.

For any Death Benefit option, the calculation of the Minimum Death Benefit is shown in the Policy. The Minimum Death Benefit generally is the lowest Death Benefit which will qualify the Policy as life insurance under Section 7702 of the Code.

For an Insured under a single life Policy or either Insured under a joint and last survivor Policy where the Attained Age of the Insured is less than 100, the Death Benefit is set forth below.

 .  Under Option A, the Death Benefit is the Specified Amount plus the Account
   Value.

 .  Under Option B, the Death Benefit is the Specified Amount.

 .  Under Option C, the Death Benefit is:

  .  the greater of Specified Amount; or

  .  the Specified Amount; plus

  . the sum of all premiums paid before Attained Age 75 of the Insured under a single life Policy or the younger Insured under a joint and last survivor Policy (for 1035 exchanges, the premiums paid under the old policy minus any partial surrender of premiums and charges for supplemental non-qualified benefits as defined in the Code); minus

  .  the charges for supplemental benefits, other than those specified in
     Section 7702(f)(5)(A) of the Code; minus

  .  all partial surrenders.

Under Options A, B and C for Attained Ages 100 and older, the Death Benefit is the Account Value multiplied by 101%.

Under all options, we determine the Specified Amount and Account Value on the Valuation Day of the death of the Insured under a single life Policy and of the Last Insured under a joint and last survivor Policy.

Under Death Benefit Option A, the Death Benefit Proceeds will vary directly with the investment performance of the Account Value. Under Death Benefit Option B, the Death Benefit Proceeds ordinarily will not change until the applicable percentage amount of the Account Value exceeds the Specified Amount or you change the Specified Amount. Under Death Benefit Option C, the Death Benefit will vary directly with premium payments.

CHANGING THE DEATH BENEFIT OPTION

You select the Death Benefit option when you apply for the Policy. However, you may request a change to Option A or Option B on your Policy at any time by writing to our Home Office. Changes to Option C are not permitted. The effective date of the change will be the Monthly Anniversary Day after we receive the request for the change. We will send you revised Policy data pages reflecting the new option and the effective date of the change. We will adjust the Specified Amount on the effective date of the change in Death Benefit option to ensure the Death Benefit after the change equals the Death Benefit before the charge. A change in the Death Benefit option will affect the cost of insurance charges.

ACCELERATED BENEFIT RIDER

Provided the Accelerated Benefit Rider is approved in your state, you may elect an Accelerated Benefit if the Insured is terminally ill. The Accelerated Benefit Rider provides you with access to a portion of the Death Benefit during the Insured's lifetime, if the Insured is diagnosed with a terminal illness. Joint and last survivor

Policies will be eligible for acceleration only after the death of the first Insured and the diagnosis of the terminal illness of the surviving Insured.

For purposes of determining if an Accelerated Benefit is available, we define terminal illness as a medical condition resulting from bodily injury or disease or both:

 .  which has been diagnosed by a licensed physician;

 . the diagnosis of which is supported by clinical, radiological, laboratory or other evidence that is satisfactory to us; and

 . which a licensed physician certifies is expected to result in death within 12 months from the date of the certification.

Any request for payment of an accelerated benefit must be in a form satisfactory to us, and any payment of an accelerated benefit requires satisfactory proof of a terminal illness and is subject to our administrative procedures as well as the conditions set forth in the Accelerated Benefit Rider. Please see our Policy rider for more information.

The Accelerated Benefit will equal (a) minus (b) minus (c) minus (d), where:

(a)   is the Eligible Proceeds;

(b) is the discount for early payment of a Death Benefit. The discount will be based on the annual interest rate charged for Non-Preferred Policy Loans;

(c) is the product of (1) the ratio of Eligible Proceeds to Total Proceeds, and (2) any Policy Debt; and

(d)  is an administrative charge not to exceed $250.

Eligible Proceeds is the lesser of (a) and (b), where:

(a)  is 75% of the Total Proceeds; and

(b)  is $250,000 for all the Insured's policies in force with us.

Total Proceeds includes the Policy's Death Benefit had the Insured's death occurred on the date of the approval of the Accelerated Benefit claim and any term insurance on the Insured (or in the case of joint and last survivor term insurance on the Insured (or in the case of joint and last survivor policies the surviving Insured) added by rider. Any such rider must have at least two years of the term remaining as measured from the date we received proof of terminal illness.

The Accelerated Benefit will be paid in one lump sum.

If the amount of Eligible Proceeds is equal to the amount of the Death Benefit that would have been paid at the Insured's death, then our payment of Accelerated

Benefit will result in termination of all insurance under the Policy on the life of the Insured (including riders). Any insurance under the Policy on the life of someone other than the Insured will be treated as though the Insured had died.

If the amount of Eligible Proceeds is less than the amount of the Death Benefit that would have been paid at the Insured's death, then upon payment of the Accelerated Benefit the Policy will continue with the Specified Amount, Account Value, Policy Debt and any additional term insurance eligible to be accelerated under this rider reduced by the ratio of Eligible Proceeds to Total Proceeds. We will waive any surrender charge for the resulting decrease in Specified Amount as well as any minimum Specified Amount requirement under the Policy. Other rider benefits will continue without reduction.

CHANGING THE SPECIFIED AMOUNT

After a Policy has been in effect for one year, you may increase or decrease the Specified Amount. To make a change, you must send a written request and the Policy to our Home Office. Any change in the Specified Amount may affect the cost of insurance rate and the net amount at risk, both of which may change your cost of insurance. See "Monthly Deduction" and "Cost of Insurance." Depending on the Account Value at the time of an increase in the Specified Amount and the amount of the increase requested, it may be advisable to change your periodic payments upon an increase in the Specified Amount.

Any change in the Specified Amount will affect the maximum premium limitation. If a decrease in the Specified Amount causes the premiums to exceed new lower limitations required by Federal tax law, we will withdraw the excess from Account Value and refund it to you so that the Policy will continue to meet these requirements. We will withdraw the Account Value that we refund from each Investment Option in the same proportion that the Account Value in that Investment Option bears to the total Account Value in all Investment Options under the Policy at the time of the withdrawal (i.e., on a pro-rata basis).

Any decrease in the Specified Amount will become effective on the Monthly Anniversary Day after the date we receive the request. The decrease will first apply to coverage provided by the most recent increase, then to the next most recent increases successively, then to the coverage under the original application. During the Continuation Period, we will not allow a decrease unless the Account Value less any Policy Debt is greater than the surrender charge. The Specified Amount following a decrease can never be less than the minimum Specified Amount for the Policy when we issued it. A decrease may cause us to assess a surrender charge and may require us to pay excess Account Value.

To apply for an increase, you must complete a supplemental application and submit evidence of insurability satisfactory to us. Any approved increase will become effective on the date shown in the supplemental Policy data page. Please note that an increase will not become effective if the Policy's Surrender Value is too low to cover the monthly deduction for the Policy Month following the increase.

An increase in the Specified Amount will increase the Continuation Amounts and may result in a surrender charge.

A change in your Specified Amount may have Federal tax consequences. See "Tax Considerations."

TERM LIFE INSURANCE

You may elect a term insurance rider to increase the amount of the death benefit proceeds payable under either a single life Policy or a joint and last survivor Policy. There are benefits associated with a combination of term insurance coverage and the death benefit coverage under the Policy. The current cost of insurance charge for the term insurance rider is less than the current cost of insurance charge under the Policy. Therefore, adding the term insurance rider may be an economical means for increasing your insurance coverage. However, the guaranteed cost of insurance charges for the term insurance rider are higher than the guaranteed cost of insurance charges for the Policy. As such, over time the addition of term insurance may be more or less expensive over the life of the Policy.

Surrenders and Partial Surrenders





SURRENDERS

You may cancel and surrender your Policy at any time before the Insured dies under a single life Policy or the Last Insured dies under a joint and last survivor Policy. The Policy will terminate on the Valuation Day we receive your request at our Home Office, and you will not be able to reinstate it.

We will pay you the Surrender Value in a lump sum unless you make other arrangements. You will incur a surrender charge if you surrender your Policy during the first ten Policy years. See "Surrender Charge." A surrender may have adverse tax consequences. See "Tax Considerations."

PARTIAL SURRENDERS

You may make partial surrenders at any time under your Policy. If you elected Death Benefit Option B, you only may make partial surrenders after the first Policy year. The minimum partial surrender amount is $200.

We reserve the right to assess a processing fee for each partial surrender equal to the lesser of $25 or 2% of the amount partially surrendered, although we currently do not do so. See "Partial Surrender Processing Fee." The amount of the partial surrender will equal the amount you requested to surrender plus the processing fee.

When you request a partial surrender, you can direct how we deduct the partial surrender from your Account Value. If you provide no directions, we will deduct the partial surrender proportionately from the Investment Options in which you are invested.

EFFECT OF PARTIAL SURRENDERS ON ACCOUNT VALUE AND DEATH BENEFIT PROCEEDS

A partial surrender will reduce both the Account Value and the Death Benefit Proceeds by the amount of the partial surrender.

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

Loans


GENERAL

You may borrow up to the following amount:

 .  90% of the difference between your Account Value at the end of the Valuation
   Period during which we received your loan request and any surrender charges on the date of the loan;

 .  less any outstanding Policy Debt.

The minimum Policy loan is $500. You may request Policy loans by writing our Home Office.

When we make a loan, we transfer an amount equal to the loan proceeds from your Account Value in Separate Account II and the Guarantee Account to our General Account and hold it as "collateral" for the loan. If you do not direct an allocation for this transfer, we will make it on a pro-rata basis from each Investment Option in which you have invested. We will pay interest at an annual rate of at least 4% on that collateral.

During the first ten Policy years, we pay interest at an annual rate of 4.25 percent on collateral corresponding to Policy Debt and charge interest daily at an effective annual rate of 4.40 percent on outstanding Policy Debt. After the tenth Policy year, we pay interest at an annual rate of 4.00 percent on collateral and charge interest daily at an effective annual rate of 4.00 percent on outstanding Policy Debt, essentially providing a Policy loan without an interest charge. Currently, for Policy years six through ten, we pay the same rate of interest on collateral and charge the same rate of interest on Policy Debt as we do after the tenth Policy year, however, we may, in our sole discretion, change this practice in the future.

Interest is due and payable at the end of each Policy Year while a Policy loan is outstanding. If, on any Policy Anniversary, you have not paid interest accrued since the last Policy Anniversary, we add the amount of the interest to the loan and this becomes part of your outstanding Policy Debt. We transfer the interest due from each Investment Option on a pro-rata basis.

You may repay a loan at any time during an Insured's life while your Policy is in effect. When you repay a loan, we transfer an amount equal to the repayment from our General Account to Separate Account II and the Guarantee Account and allocate it as you directed when you repay the loan. If you provide no directions, we will allocate the amount according to your standing instructions for Net Premium allocations.

REPAYMENT OF POLICY DEBT

You may repay all or part of your Policy Debt at any time while an Insured is living and the Policy is in force. We will treat any payments by you (other than the initial premium) first as the repayment of any outstanding Policy Debt. We will treat the portion of the payment in excess of any outstanding Policy Debt as an additional premium payment. See "Premiums."

When you repay a loan, we transfer an amount equal to the repayment from our General Account to Separate Account II and/or the Guarantee Account and allocate it as you directed when you repaid the loan. If you provide no directions, we will allocate the amount according to your standing instructions for premium allocations.

You must send loan repayments to our Home Office. We will credit the repayments as of the Valuation Day we receive them.

EFFECT OF POLICY LOANS

A Policy loan affects the Policy, because we reduce the Death Benefit Proceeds and Surrender Value under the Policy by the amount of any outstanding loan plus interest you owe on the loan. Repaying the loan causes the Death Benefit Proceeds and Surrender Value to increase by the amount of the repayment. As long as a loan is outstanding, we hold an amount equal to the loan as collateral. We will credit interest at an annual rate of at least 4% on that collateral. The amount held as collateral is not affected by Separate Account II's investment performance. Amounts transferred from Separate Account II as collateral will affect the Account Value because we credit such amounts with an interest rate we declare rather than a rate of return reflecting the investment performance of Separate Account II.

There are risks involved in taking a Policy loan, a few of which include the potential for a Policy to lapse if projected earnings, taking into account outstanding loans, are not achieved. A Policy loan may also have possible adverse tax consequences that could occur if a Policy lapses with loans outstanding. See "Tax Considerations."

We will notify you if the sum of your loans plus any interest you owe on the loans is more than the Account Value less applicable surrender charges, or if during the Continuation Period, the sum of your loans plus any interest you owe on the loans is more than the Account Value less any applicable surrender charges, and the Net Total Premium is less than the Continuation Amount. If you do not submit a sufficient payment within 61 days from the date of the notice, your Policy may terminate.

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

Termination

PREMIUM TO PREVENT TERMINATION

Generally, if on a Monthly Anniversary Day, the Surrender Value of your Policy is too low to cover the monthly deduction, your Policy will be in default and a grace period will begin. In that case, we will mail you notice of the additional premium necessary to prevent your Policy from terminating. You will have a 61-day grace period from the date we mail the notice to make the required premium payment.

However, your Policy will not lapse during the Continuation Period, even if your Surrender Value is too low to cover the monthly deduction, so long as the Net Total Premium is at least equal to the Continuation Amount. At the end of the Continuation Period, you may, however, have to make an additional premium payment to keep the Policy in force.

YOUR POLICY WILL REMAIN IN EFFECT DURING THE GRACE PERIOD

If the Insured under a single life Policy or both Insureds under a joint and survivor Policy should die during the grace period before you pay the required premium, the Death Benefit will still be payable to the Beneficiary, although we will reduce the amount of the Death Benefit payable by the amount of premium that would have been required to keep the Policy in force. If you have not paid the required premium before the grace period ends, your Policy will terminate. The Policy will have no value and no benefits will be payable. However, you may reinstate your Policy under certain circumstances.

REINSTATEMENT

If you have not surrendered your Policy, you may reinstate your Policy within three years after termination, subject to compliance with certain conditions, including the payment of a necessary premium and submission of satisfactory evidence of insurability. See your Policy for further information.

REQUESTING PAYMENTS

You may send your written requests for payment to our Home Office or give them to one of our authorized agents. We will ordinarily pay any Death Benefit Proceeds, loan proceeds or surrender or partial surrender proceeds in a lump sum within seven days after receipt at our Home Office of all the documents required for such a payment. Other than the Death Benefit Proceeds, which we determine as of the Valuation Day of the Insured's death under a single life Policy or the Last Insured's death under a joint and last survivor Policy, the amount we pay is as of the end of the Valuation Period during which our Home Office receives all required documents. We may pay your Death Benefit Proceeds in a lump sum or under an Optional Payment Plan. See "Optional Payment Plans."

In most cases, when Death Benefit payments are paid in a lump sum, we will pay the Death Benefit payments by establishing an interest bearing account, called the "GE Secure Access Account," for the Beneficiary, in the amount of the Death Benefit payments payable. We will send the Beneficiary a checkbook within 7 days after we receive all the required documents, and the Beneficiary will have immediate access to the account simply by writing a check for all or any part of the amount of the Death Benefit payments payable. The GE Secure Access Account is part of our General Account. It is not a bank account and it is not Insured by the FDIC or any other government agency. As part of our General Account, it is subject to the claims of our creditors. We receive a benefit from all amounts left in the GE Secure Access Account.

Any Death Benefit Proceeds that we pay in one lump sum will include interest from the date of death to the date of payment. We will pay interest at a rate we set, or a rate set by law if greater. The minimum interest rate which we may pay is 2.5%. We will not pay interest beyond one year or any longer time set by law. We will reduce Death Benefit Proceeds by any outstanding Policy Debt and any due and unpaid charges and will increase Death Benefit Proceeds by any benefits added by rider.

We may delay making a payment or processing a transfer request if:

 .   the disposal or valuation of Separate Account II's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists; or

 .  the SEC by order permits postponement of payment to protect our Policy
   Owners.

We also may defer making payments attributable to a check that has not cleared the bank on which it is drawn.

TELEPHONE TRANSACTIONS

You may make certain requests under your Policy by calling us provided we received your prior written authorization at our Customer Service Center. Such requests include requests for transfers and changes in premium allocations, dollar-cost averaging, and portfolio rebalancing.

By completing the telephone authorization form, you agree that we will not be liable for any loss, liability, cost or expense when we follow the telephone instructions we receive. If we later determine that you did not make a telephone request, or the request was made without your authorization, you will bear any loss that resulted from such unauthorized transaction.

We will employ reasonable procedures to confirm that instructions we receive are genuine. Such procedures may include, among others,

 . requiring you or a third party you authorized to provide some form of personal identification before we act on the telephone instructions,

 . confirming the telephone transaction in writing to you or a third party you authorized, and/or

 .  tape recording telephone instructions.

If we do not follow reasonable procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit telephone transactions.

To request a telephone transaction, please call our Customer Service Line at 1-800-353-9910.

Tax Considerations

FEDERAL TAX MATTERS

INTRODUCTION

This part of the Prospectus discusses the Federal income tax treatment of the Policy. The Federal income tax treatment of the Policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances.

This discussion is general and is not intended as tax advice. It does not address all of the Federal income tax rules that may affect you and your Policy. This discussion also does not address Federal estate or gift tax consequences, or state or local tax consequences, associated with a Policy. As a result, you should always consult a tax advisor about the application of tax rules to your individual situation.

TAX STATUS OF THE POLICY

Federal income tax law generally grants favorable treatment to life insurance: the proceeds paid on the death of the Insured (or Last Insured for the joint and last survivor version of the Policy) are excluded from the gross income of the Beneficiary, and the Owner is not taxed on increases in the Account Value unless amounts are distributed while the Insured (or last Insured) is alive. The Policy is designed to comply with one of two alternative tests under the tax law. For Policies designed to comply with the tax law's Guideline Premium Test, this favorable tax treatment will apply to your Policy only if the premiums paid for your Policy do not exceed a limit established by the tax law. An increase or decrease in the Policy's Specified Amount may change this premium limit. Also, a Minimum Death Benefit requirement must be satisfied. Due to the coverage of more than one Insured under the joint and survivor version of the Policy, there is some uncertainty about how the tax law's limit on premiums should be calculated. As a result, we may need to return a portion of your premiums, with earnings thereon, and impose higher cost of insurance charges (not exceeding those guaranteed) in the future. We will monitor the premiums paid for your Policy to keep them within the tax law's limit.

For Policies designed to comply with the tax law's Cash Value Accumulation Test, the Policy's terms define a Minimum Death Benefit that is different than that imposed by the Guideline Premium Test. There is also uncertainty regarding the application of this test to the joint and survivor version of the Policy. As necessary to ensure compliance, we may need to amend this Policy, e.g., to generally provide higher Death Benefit Factors.

Regardless of the tax compliance test selected, two other requirements must be met for your Policy to receive favorable tax treatment as life insurance:

We will monitor the premiums paid for your Policy to keep them within the tax law's limit. However, for your Policy to receive favorable tax treatment as life insurance, two other requirements must be met:

 . The investments of Separate Account II must be "adequately diversified" in accordance with Internal Revenue Service ("IRS") regulations; and

 .  your right to choose particular investments for a Policy must be limited.

Investments in Separate Account II must be diversified: The IRS has issued regulations that prescribe standards for determining whether the investments of Separate Account II, including the assets of the Funds in which Separate Account II invests, are "adequately diversified." If Separate Account II fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the Account Value over the premiums paid for the Policy.

Although we do not control the investments of all of the Funds (the Company only indirectly controls those of GE Investments Funds, Inc., through an affiliated company), we expect that the Funds will comply with the IRS regulations so that Separate Account II will be considered "adequately diversified."

Restrictions on the extent to which you can direct the investment of Account
Values: Federal income tax law limits your right to choose particular investments for the Policy. The U.S. Treasury Department stated in 1986 that it expected to issue guidance clarifying those limits, but it has not yet done so. Thus, the nature of the limits is currently uncertain. As a result, your right to allocate Account Values among the Funds may exceed those limits. If so, you would be treated as the owner of a portion of the assets of Separate Account II and thus subject to current taxation on the income and gains from those assets.

The Company does not know what limits may be set forth in any guidance that the Treasury Department may issue, or whether any such limits will apply to existing Policies. The Company therefore reserves the right to modify the Policy without your consent to attempt to prevent the tax law from considering you to own a portion of the assets of Separate Account II.

No guarantees regarding tax treatment: The Company makes no guarantees regarding the tax treatment of any Policy or of any transaction involving a Policy. However, the remainder of this discussion assumes that your Policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your Account Value until there is a distribution from your Policy.

TAX TREATMENT OF POLICIES -- GENERAL

Death benefit Proceeds and Account Value Increases: A Policy's treatment as life insurance for Federal income tax purposes generally has the following results:

 . Death Benefit Proceeds are excludable from the gross income of the Beneficiary.

 . You are not taxed on increases in the Account Value unless amounts are distributed from the Policy while the Insured (or Last Insured) is alive.

 . The taxation of amounts distributed while the Insured is alive depends upon whether your Policy is a "modified endowment contract." The term "modified endowment contract," or "MEC," is defined below.

Partial and full surrenders and maturity proceeds: A partial surrender occurs when you receive less than the total amount of the Policy's Surrender Value; receipt of the entire Surrender Value is a full surrender. If your Policy is not a MEC, you will generally pay tax on the amount of a partial or full surrender only to the extent it exceeds your "investment in the contract." In a few states, a maturity value will be paid. Maturity proceeds will be taxable to the extent the amount received plus Policy Debt exceeds the "investment in the contract." You will be taxed on this amount at ordinary income tax rates, not at lower capital gains tax rates. Your "investment in the contract" generally equals the total of the premiums paid for your Policy plus the amount of any loan that was includible in your income, reduced by any amounts you previously received from the Policy that you did not include in your income.

Special rule for certain cash distributions in the first 15 Policy years: During the first 15 years after your Policy is issued, if we distribute cash to you and reduce the Death Benefit Proceeds (e.g., by decreasing the Policy's Specified Amount), you may be required to pay tax on all or part of the cash payment, even if it is less than your "investment in the contract." This also may occur if we distribute cash to you up to two years before the proceeds are reduced, or if the cash payment is made in anticipation of the reduction. However, you will not be required to pay tax on more than the amount by which your Account Value exceeds your "investment in the contract."

Considerations where Insured lives past Age 100: If the Insured survives beyond the end of the mortality table used to measure charges under the Policy, which ends at Age 100, the IRS may seek to deny the tax-free treatment of the Death Benefit Proceeds and instead to tax you on the amount by which your Account Value exceeds your "investment in the contract." Because we believe the Policy continues to meet the Federal tax definition of life insurance beyond Age 100, we have no current plans to withhold or report taxes in this situation.

Accelerated Benefit Rider: Your Policy may contain an Accelerated Benefit Rider, which provides you with access to a portion of the Death Benefit if the Insured becomes terminally ill. The accelerated benefit payment is treated in the same manner as Death Benefit Proceeds for tax purposes, meaning that it generally will be excludable from gross income. But if the Insured under the Policy is an officer, director, or employee of the Owner of the Policy, or is financially interested in the trade or business of the Owner, the payment would be taxable in part.

Loans: If your Policy is not a MEC, a loan received under a Policy (i.e., Policy Debt) normally will be treated as your indebtedness. Hence, so long as the Policy remains in force, you will generally not be taxed on any part of a Policy loan. However, it is possible that you could have additional income for tax purposes if any of your Policy loan consists of Preferred Policy Debt. If your Policy terminates (by a full surrender or by a lapse) while the Insured (or Last Insured) is alive, you will be taxed on the amount (if any) by which the Policy Debt plus any amount received in cash exceeds your investment in the contract.

Generally, interest paid on Policy Debt or other indebtedness related to the Policy will not be tax deductible, except in the case of certain indebtedness under a Policy covering a "key person." A tax advisor should be consulted before taking any Policy loan.

Loss of interest deduction where policies are held by or for the benefit of corporations, trusts, etc.: If an entity (such as a corporation or a trust, not an individual) purchases a Policy or is the Beneficiary of a Policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the Policy may not be deductible by the entity. However, this rule does not apply to a Policy owned by an entity engaged in a trade or business which covers the life of an individual who is:

 .  a 20% owner of the entity, or

 . an officer, director, or employee of the trade or business, at the time first covered by the Policy.

This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owners of the entity and the Owner's spouse at the time first covered by the policy. Entities that are considering purchasing the Policy, or that will be Beneficiaries under a Policy, should consult a tax advisor.

Optional Payment Plans: If Death Benefit Proceeds under the Policy are paid under one of the Optional Payment Plans, the Beneficiary will be taxed on a portion of each payment (at ordinary income tax rates). The Company will notify the Beneficiary annually of the taxable amount of each payment. However, if the Death Benefit Proceeds are held by the Company under Optional Payment Plan 4 (interest income), the Beneficiary will be taxed on the interest income as it is credited.

Changes and Exchanges: The right to change Owners and changes reducing future amounts of Death Benefit Proceeds may have tax consequences depending upon the circumstances of each change. The exchange of one life insurance contract for another life insurance contract generally is not taxed (unless cash is distributed or a loan is reduced or forgiven). However, in the case of the Policy when issued as a joint and survivor Policy, the other life insurance contract involved in the exchange generally must also cover the same two Insureds. The exercise of the option to split the joint and survivor version of the Policy into two separate life insurance contracts may result in the taxation of the Policy as if there were a full surrender.

SPECIAL RULES FOR MODIFIED ENDOWMENT CONTRACTS (MECS)

Definition of a "Modified Endowment Contract:" Special rules apply to a Policy classified as a MEC. A Policy will be classified as a MEC if either of the following is true:

 . If premiums are paid more rapidly than allowed by a "7-pay test" under the tax law. At your request, we will let you know the amount of premium that may be paid for your Policy in any year that will avoid MEC treatment under the 7-pay test.

 .  If the Policy is received in exchange for another policy that is a MEC.

Due to the coverage of more than one Insured under the joint and survivor version of the Policy, there are special considerations in applying the 7-pay test. For example, a reduction in the Death Benefit at any time, such as may occur upon a partial surrender, may cause the Policy to be a MEC, resulting in the application of the tax treatment described below. Also and more generally, the manner of applying the 7-pay test is somewhat uncertain in the case of contracts covering more than one Insured.

Tax Treatment of MECs: If a Policy is classified as a MEC, the following special rules apply:

 .  A partial surrender will be taxable to you to the extent that the Account
   Value exceeds your investment in the contract.

 .  A loan from the Policy (together with any unpaid interest included in Policy
   Debt), and the amount of any assignment or pledge of the Policy, will be taxed in the same manner as a partial surrender.

A penalty tax of 10% will be imposed on the amount of any full or partial surrender, loan and unpaid loan interest included in Policy Debt, assignment, or pledge on which you must pay tax. However, the penalty tax does not apply to a distribution made:

(1)  after you attain Age 59 1/2,

(2)  because you have become disabled, within the meaning of the tax law, or

(3) in substantially equal periodic payments (not less frequently than annually) made over your life or life expectancy (or over the joint lives or life expectancies of you and your Beneficiary, within the meaning of the tax law).

Special Rules If You Own More Than One MEC: All MECs that we (or any of our affiliates) issue to you within the same calendar year will be combined to determine the amount of any distribution from the Policy that will be taxable to you.

Interpretative issues: The tax law's rules relating to MECs are complex and open to considerable variation in interpretation. You should consult your tax advisor before making any decisions regarding changes in coverage under or distributions from your Policy.

INCOME TAX WITHHOLDING

We may be required to withhold and pay to the IRS a part of the taxable portion of each distribution made under a Policy. However, in many cases, you may elect not to have any amounts withheld. You are responsible for payment of all taxes and early distribution penalties, regardless of whether you request that no taxes be withheld or if we do not withhold a sufficient amount of taxes. At the time you request a distribution from the Policy, we will send you forms that explain the withholding requirements.

TAX STATUS OF THE COMPANY

Under existing Federal income tax law, we do not expect to incur any Federal income tax liability on the income or gains in Separate Account II. Based upon this expectation, we do not impose a charge for Federal income taxes. If Federal income tax law changes and we are required to pay taxes on some or all of the income and gains earned by Separate Account II, we may impose a charge for those taxes.

We may also incur state and local taxes, in addition to premium taxes for which a deduction from premiums is currently made. At present, these taxes are not significant. If there is a material change in state or local tax laws, we may impose a charge for any taxes attributable to Separate Account II.

CHANGES IN THE LAW AND OTHER CONSIDERATIONS

This discussion is based on our understanding of the Federal income tax law existing on the date of this Prospectus. Congress, the IRS, and the courts may modify these laws at any time, and may do so retroactively. Any person concerned about the tax implications of ownership of a Policy should consult a tax advisor.

Other Policy Information


OPTIONAL PAYMENT PLANS

The Policy currently offers the following five Optional Payment Plans as alternatives to the payment of a Death Benefit or Surrender Value in a lump sum (see "Requesting Payments"):

Plan 1 -- Income For A Fixed Period. We will make equal periodic payments for a fixed period not longer than 30 years. Payments can be annual, semi-annual, quarterly, or monthly. If the payee dies before the end of the fixed period, we will discount the amount of the remaining guaranteed payments to the date of the payee's death at a yearly rate of 3%. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided. Discounted means we will deduct the amount of interest each remaining payment would have included had it not been paid out early.

Plan 2 -- Life Income. We will make equal monthly payments for a guaranteed minimum period. If the payee lives longer than the minimum period, payments will continue for his or her life. The minimum period can be 10, 15, or 20 years. If the payee dies before the end of the guaranteed period, we will discount the amount of remaining payments for the minimum period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the payee's estate unless otherwise provided.

Plan 3 -- Income of a Definite Amount. We will make equal periodic payments of a definite amount. Payments can be annual, semi-annual, quarterly, or monthly. The amount paid each year must be at least $120 for each $1,000 of proceeds. Payments will continue until the proceeds are exhausted. The last payment will equal the amount of any unpaid proceeds. If the payee dies, we will pay the amount of the remaining proceeds with earned interest in one sum to the payee's estate unless otherwise provided.

Plan 4 -- Interest Income. We will make periodic payments of interest earned from the proceeds left with us. Payments can be annual, semi-annual, quarterly or monthly and will begin at the end of the first period chosen. If the payee dies, we will pay the amount of remaining proceeds and any earned but unpaid interest in one sum to the payee's estate unless otherwise provided.

Plan 5 -- Joint Life And Survivor Income. We will make equal monthly payments to two payees for a guaranteed minimum of 10 years. Each payee must be at least 35 years old when payments begin. Payments will continue as long as either payee is living. If both payees die before the end of the minimum period, we will discount the amount of the remaining payments for the 10-year period at the same interest rate used to calculate the monthly income. We will pay the discounted amount in one sum to the survivor's estate unless otherwise provided.

You may select an Optional Payment Plan in your application or by writing our Home Office. We will transfer any amount left with us for payment under an Optional Payment Plan to our General Account. Payments under an Optional Payment Plan will not vary with the investment performance of Separate Account II because they are forms of fixed-benefit annuities. See "Tax Treatment of Policies." Amounts allocated to an Optional Payment Plan will earn interest at 3% compounded annually. Certain conditions and restrictions apply to payments received under an Optional Payment Plan. For further information, please review your Policy or contact one of our authorized agents.

DIVIDENDS

The Policy is non-participating. We will not pay dividends on the Policy.

INCONTESTABILITY

The Policy limits our right to contest the Policy as issued, reinstated or as increased, except for material misstatements contained in the application or a supplemental application, after it has been in force for a minimum period during the Insured's lifetime under the single life version or the lifetimes of both Insureds under the joint and last survivor version, generally for two years from the Policy Date, date of reinstatement or effective date of the increase. This provision does not apply to riders that provide disability benefits (subject to state exception).

SUICIDE EXCLUSION

If the Insured under a single life Policy commits suicide while sane or insane within two years of the Policy Date, all coverage under the Policy will end, and we will pay the Beneficiary an amount equal to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the Insured under a single life Policy commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the amount payable with respect to that increase. The amount payable attributable to the increase will equal the monthly deductions for the increase. Such Death Benefit Proceeds will be paid to the Beneficiary under the same conditions as the initial Specified Amount.

If either Insured under a joint and last survivor Policy commits suicide while sane or insane within two years of the Policy Date, all coverage under the Policy will end, and we will pay the Beneficiary an amount equal to all premiums paid, less outstanding Policy Debt and less amounts paid upon partial surrender of the Policy.

If the first Insured to die commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the amount payable with respect to that increase.

The amount payable to the Beneficiary attributable to the increase will equal the monthly deductions for the increase.

If the Last Insured to die commits suicide while sane or insane more than two years after the Policy Date but within two years after the effective date of an increase in the Specified Amount, we will limit the proceeds payable with respect to that increase. The proceeds payable attributable to the increase will equal the additional premium payment required for the increase. Such Death Benefit Proceeds will be paid to the Beneficiary under the same conditions as the initial Specified Amount.

Please see your Policy for more details.

MISSTATEMENT OF AGE OR GENDER

We will adjust the Death Benefit Proceeds if you misstated an Insured's Age or gender in your application.


WRITTEN NOTICE

You should send any written notice to us at our Home Office. The notice should include the Policy number and the full name of the Insured for a single life Policy or each Insured for a joint and last survivor Policy. We will send any notice to the address shown in the application unless an appropriate address change form has been filed with us.

TRUSTEE

If you name a trustee as the Owner or Beneficiary of the Policy and the trustee subsequently exercises ownership rights or claims benefits thereunder, we will have no obligation to verify that a trust is in effect or that the trustee is acting within the scope of his/her authority. Payment of Policy benefits to the trustee will release us from all obligations under the Policy to the extent of the payment. When we make a payment to the trustee, we will have no obligation to ensure that such payment is applied according to the terms of the trust agreement.

OTHER CHANGES

At any time, we may make such changes in the Policy as are necessary to assure compliance at all times with the definition of life insurance prescribed by the
Code:

 . to make the Policy, our operations, or the operation of Separate Account II to conform with any law or regulation issued by any government agency to which they are subject; or

 . to reflect a change in the operation of Separate Account II, if allowed by the Policy.

Only the President or a Vice President of GE Life & Annuity has the right to change the Policy. No agent has the authority to change the Policy or waive any of its terms.

The President or a Vice President of GE Life & Annuity must sign all endorsements, amendments, or riders to be valid.

REPORTS

We maintain records and accounts of all transactions involving the Policy, Separate Account II, the Guarantee Account and Policy Debt. Within 30 days after each Policy Anniversary, we will send you a report showing information about your Policy. The report will show:

 .  the Specified Amount;

 .  the Account Value in each Investment Option;

 .  the Surrender Value;

 . the Policy Debt; and

 .  the premiums paid and charges made during the Policy year.

We also will send you an annual and a semi-annual report for each Fund underlying a Subaccount to which you have allocated Account Value, as required by the 1940 Act. In addition, when you pay premiums (other than by pre-authorized checking account deduction), or if you take out a Policy loan, make transfers or make partial surrenders, you will receive a written confirmation of these transactions.

SUPPLEMENTAL BENEFITS

There are several supplemental benefits that may be added to a single life Policy and a joint and last survivor Policy. These benefits may not be available in all states or markets. Examples of benefits that may be added to either a single life Policy or a joint and last survivor Policy include:

 .  accelerated Death Benefit, as previously described; and

 .  term insurance on the Insured(s).

Examples of the benefits that may be added only to a single life Policy include:

 .  term insurance on an additional Insured;

 .  term insurance on children;

 .  waiver of the monthly deduction if the Insured becomes disabled; and

 .  additional Death Benefits if the Insured dies in an accident.

Examples of the benefits that may be added only to a joint and last survivor Policy include:

 . a four year term rider designed to protect Death Benefit Proceeds from estate taxation; and

 . the option to split the Policy into two separate policies, one for each Insured, in the case of divorce or change in estate tax law.

We will deduct monthly charges from your Account Value as part of the monthly deduction for the benefits described above except for the accelerated death benefit and split option benefit. There is no charge for the accelerated Death Benefit or policy split option riders. See "Charges and Deductions, Monthly Deduction."

Additional rules and limits apply to these supplemental benefits. Please ask your authorized GE Life & Annuity representative for further information or contact our Home Office.

USING THE POLICY AS COLLATERAL

You can assign the Policy as collateral security. You must notify us in writing on the appropriate form if you assign the Policy. Any payments we made before the assignment will not be affected. We are not responsible for the validity of an assignment. An assignment may affect your rights and the rights of the Beneficiary.

REINSURANCE

We may reinsure a portion of the risks assumed under the Policies.

LEGAL PROCEEDINGS

GE Life & Annuity, like all other companies, is involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurance companies, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, GE Life & Annuity believes that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on it or Separate Account II.

Additional Information

SALE OF THE POLICIES

We have entered into an underwriting agreement with Capital Brokerage Corporation (doing business in Indiana, Minnesota, New Mexico, and Texas as GE Capital Brokerage Corporation) (the "Underwriter") for the distribution and sale of the Policies. Pursuant to this agreement, the Underwriter serves as principal underwriter for the Policies. The Underwriter is located at 6630 W. Broad St., Richmond, Virginia 23230. The Underwriter was organized as a corporation under the laws of the state of Washington in 1981 and is an affiliate of ours. The Underwriter is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as well as with the securities commissions in the states in which it operates, and is a member of the National Association of Securities Dealers, Inc.

The Underwriter offers the Policies through its registered representatives who are registered with the NASD and with the states in which they do business. Registered representatives with the Underwriter are also licensed as insurance agents in the states in which they do business and are appointed with us.

The Underwriter also enters into selling agreements with an affiliated broker-dealer (Terra Securities Corporation) and independent broker-dealers to sell the Policies. The registered representatives of these selling firms are registered with the NASD and with the states in which they do business, are licensed as insurance agents in the states in which they do business and are appointed with us.

We pay sales commissions and other marketing related expenses to the Underwriter for promotion and sales of the Policies by its registered representatives as well as by selling firms. In the first Policy year, the selling firm will receive a commission of up to approximately 90% of the first year target premium (based on Age, gender, Specified Amount, risk class and other factors). In renewal years, the selling firm receives up to approximately 4.0% of premiums paid. We may pay trails commissions up to an annual rate of 0.25% of Account Value (less any Policy Debt) for all Policy years. This commission may be returned to us if the Policy is not continued through the first Policy year. We may on occasion pay a higher commission for a short period of time as a special promotion. In the case of sales by the Underwriter's registered representatives, a portion of the sales commission is passed through the Underwriter to its registered representative who sold the Policy. Because the Underwriter is our affiliate, their registered representatives are eligible for various cash benefits, such as bonuses, insurance benefits and financing arrangements, and non-cash compensation programs that we offer, such as conferences, trips, prizes and awards.

The Underwriter also receives 12b-1 fees from Alliance Variable Products Series Fund, Inc., Fidelity Variable Products Fund, Fidelity Variable Insurance Products Fund II, Fidelity Variable Insurance Products Fund III, Janus Aspen Series, MFS(R) Variable Insurance Trust and Oppenheimer Variable Account Funds.

In the case of sales by selling firms, the Underwriter passes through the entire amount of the sales commission to the selling firm whose registered representative sold the Policy. The selling firm may retain a portion of the commission before it pays the registered representative who sold the Policy.

We may also make payments for services that do not directly involve the sales of the Policies. These services may include the recruitment and training of personnel, production of promotional literature, and similar services.

We intend to recover commissions, marketing, administrative and other expenses and costs of Policy benefits through fees and charges imposed under the Policies. Commissions paid on the Policies, including other incentives and payments, are not charged directly to you or to the Account Value.

LEGAL MATTERS

The legal matters in connection with the Policy described in this prospectus have been passed on by Donita King, Senior Vice President, General Counsel and Secretary of GE Life & Annuity. Sutherland Asbill & Brennan LLP of Washington, D.C. has provided advice on matters relating to the Federal securities laws.

EXPERTS

The consolidated financial statements of GE Life and Annuity Assurance Company and subsidiary as of December 31, 2000 and 1999, and for each of the years in the three-year period ended December 31, 2000, and the financial statements of GE Life & Annuity Separate Account II, as of December 31, 2000 and for each of the years or lesser periods in the three-year period ended December 31, 2000, have been included herein in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP dated January 22, 2001 with respect to the consolidated financial statements of GE Life and Annuity Assurance Company and subsidiary, contains an explanatory paragraph that states that the Company changed its method of accounting for insurance-related assessments in 1999.

ACTUARIAL MATTERS

Actuarial matters included in this Prospectus have been examined by Paul Haley, an actuary of GE Life & Annuity, whose opinion we filed as an exhibit to the registration statement.

FINANCIAL STATEMENTS

You should distinguish the consolidated financial statements of GE Life & Annuity and subsidiary included in this prospectus from the financial statements of Separate

Account II. Please consider the financial statements of GE Life & Annuity only as bearing on our ability to meet our obligations under the Policies. You should not consider the financial statements of GE Life & Annuity and subsidiary as affecting the investment performance of the assets held in Separate Account II.

The Separate Account II financial statements included in this Prospectus profile have several Subaccounts that are not available to this Policy.

EXECUTIVE OFFICERS AND DIRECTORS

We are managed by a board of directors. The following table sets forth the name, address and principal occupations during the past five years of each of our executive officers and directors.

                           Positions and Offices with Depositor for Last Five
          Name                                    Years
-------------------------------------------------------------------------------
 Pamela S. Schutz        Chief Executive Officer GE Financial Assurance
                         Company, 6/2000; Director and President, GE Life and
                         Annuity Assurance since 5/98; President of The Harvest
                         Life Insurance Company 9/97-12/98; President, GE
                         Capital Realty Group 2/78-5/97. Senior Vice President,
                         Investments GE Life & Annuity since 1999; Director, GE
                         Life & Annuity, 5/96; Director, GNA, 4/94.

 Selwyn L. Flournoy, Jr. Director, GE Life & Annuity since 5/89; Senior Vice
                         President, GE Life & Annuity, since 1980; Chief
                         Financial Officer 1980-1998.

 Victor C. Moses         Senior Vice President, Investments GE Life & Annuity
                         since 1999; Director GE Life & Annuity, 5/96;
                         Director, GNA since 4/94; Senior Vice President,
                         Business Development and Chief Actuary of GNA since
                         May, 1993.

 Thomas M. Stinson       Director and Senior Vice President, GE Life and
                         Annuity Assurance Company, since 4/00. President;
                         Personal Financial Services, General Manager, Home
                         Depot Credit Card Services 1996-1999.

 Leon E. Roday           Senior Vice President & Director, GE Life & Annuity
                         since 6/99; Senior Vice President & Director, GE
                         Financial Assurance since 1996. LeBoeuf, Lamb, Greene
                         & MacRae, L.L.P. 1982-1996.

 Geoffrey S. Stiff       Senior Vice President, GE Life & Annuity, since 3/99;
                         Director, GE Life & Annuity, since 5/96; Vice
                         President, GE Life & Annuity 5/96-3/99; Director of
                         GNA since April, 1994; Senior Vice President, Chief
                         Financial Officer and Treasurer of GNA since May,
                         1993; Senior Vice President, Controller and Treasurer
                         of GNA Investors Trust since 1993.

 Donita M. King          Senior Vice President, General Counsel and Secretary,
                         GE Life & Annuity since 3/99; Assistant General
                         Counsel, Prudential Insurance Company of America,
                         3/89-3/99.

 Elliot A. Rosenthal     Director and Senior Vice President of GE Life and
                         Annuity Assurance Company since June, 2000; Senior
                         Vice President and Senior Investment Officer of the GE
                         Financial Assurance Institutional Stable Value Group
                         since 1982.

 Timothy C. Stonesifer   Senior Vice President and Chief Financial Officer of
                         GE Life and Annuity Assurance Company since July,
                         2000; Chief Financial Officer of UFLIC, 2/98 to
                         7/2000; Auditor and Financial Analyst, General
                         Electric Corporation, 7/89-2/98.

 Gary T. Prizzia         Treasurer, GE Life and Annuity Assurance/GE Financial
                         Assurance Company since 1/00. Treasurer/Risk Manager,
                         Budapest Bank, 10/96-01/00.

 Susan M. Mann           Vice President and Controller/Sr. Finance Analyst, GE
                         Life and Annuity Assurance Company since 4/2001; Vice
                         President and Controller, AMF Bowling, Inc. 7/98-
                         12/00; Chief Financial Officer, Word Access, Inc.
                         4/91-7/98.
-------------------------------------------------------------------------------

The principal business address of each person listed, unless otherwise indicated, is GE Life and Annuity Assurance Company, 6610 W. Broad Street, Richmond, Virginia 23230.

The principal business address for Mr. Roday is GE Life and Annuity Assurance Company, 6604 W. Broad Street, Richmond, Virginia 23230.

The principal business address for Mr. Stinson is GE Life and Annuity Assurance Company, 6630 W. Broad Street, Richmond, Virginia 23230.

The principal business address for Mr. Prizzia is GE Life and Annuity Assurance Company, 6620 W. Broad Street, Richmond, Virginia 23230.

The principal business address for Mr. Moses is GNA Corporation, Two Union Square, 601 Union Street, Seattle, WA 98101.

OTHER INFORMATION

We have filed a Registration Statement with the SEC, under the Securities Act of 1933 as amended, for the Policies being offered here. This Prospectus does not contain all the information in the Registration Statement, its amendments and exhibits. Please refer to the Registration Statement for further information about Separate Account II, the Company, and the Policies offered. Statements in this Prospectus about the content of Policies and other legal instruments are summaries. For the complete text of those Policies and instruments, please refer to those documents as filed with the SEC and available on the SEC's website at http://www.sec.gov.

HYPOTHETICAL ILLUSTRATIONS

We have included illustrations in this prospectus, and use them in connection with your purchase of the Policy. These illustrations are based on hypothetical rates of return that are not guaranteed. The rates are illustrative only, and do not represent past or future performance. Your actual Policy values and benefits will be different from these illustrations.

The illustrations assume you paid planned premiums annually and the returns on the assets in the Subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges. The values reflect the deduction of all Policy and Fund fees and charges. The tables also show planned premiums accumulated at 5% interest. The values under a Policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular Policy may be more or less than the hypothetical investment rates of return used in the illustrations.

The illustrations assume an average annual expense ratio of .94% of the average daily net assets of the Funds available under the Policies, based on the Funds' fees and expenses for the year ended December 31, 2000 as shown in the Portfolio Annual Expense Table, above. (These fees and expenses, and therefore the illustrations, reflect certain fee waivers and reimbursements provided by some of the Funds. We cannot guarantee that these fee waivers and reimbursements will continue.) For information on Fund fees and expenses, see the prospectuses for the Funds accompanying this prospectus. The illustrations also take into account the monthly charge we assess for assuming mortality and expense risks, equal to an annual rate of 0.40% of the first $50,000 of unloaned Account Value in the Subaccounts (0.40% of the first $100,000 of unloaned Account Value for a joint and last survivor Policy) plus an annual rate of 0.05% of unloaned Account Value above $50,000 ($100,000 for a joint and last survivor Policy) for the first twenty Policy years. After deduction of these amounts, the illustrated gross annual investment rates of return of 0%,
6% and 12%, correspond to approximate net annual rates of [   ]%, [   ]%, and
[   ]% respectively.

The illustrations reflect the premium charge and the monthly deduction for the hypothetical Insured. We reflect our current charges and the higher maximum guaranteed charges that we have the contractual right to charge in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against Separate Account II and assume no Policy Debt or charges for supplemental benefits.

The illustrations reflect our gender distinct rates for no nicotine use. Upon request, we will furnish a comparable illustration based upon the proposed Insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated.


[Illustrations to be provided by pre-effective amendment]

[Financials to be added by pre-effective amendment]

                                    PART II

                               OTHER INFORMATION
                          UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore, or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

   Sections 13.1-698 and 13.1-702 of the Code of Virginia, in brief, allow a corporation to indemnify any person made party to a proceeding because such person is or was a director, officer, employee, or agent of the corporation, against liability incurred in the proceeding if: (1) he conducted himself in good faith; and (2) he believed that (a) in the case of conduct in his official capacity with the corporation, his conduct was in its best interests; and (b) in all other cases, his conduct was at least not opposed to the corporation's best interests and (3) in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. The termination of a proceeding by judgment, order, settlement or conviction is not, of itself, determinative that the director, officer, employee, or agent of the corporation did not meet the standard of conduct described. A corporation may not indemnify a director, officer, employee, or agent of the corporation in connection with a proceeding by or in the right of the corporation, in which such person was adjudged liable to the corporation, or in connection with any other proceeding charging improper personal benefit to such person, whether or not involving action in his official capacity, in which such person was adjudged liable on the basis that personal benefit was improperly received by him. Indemnification permitted under these sections of the Code of Virginia in connection with a proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the proceeding.

   Section 5 of the By-Laws of GE Life and Annuity Assurance Company further provides that:

     (a) The Corporation shall indemnify each director, officer and employee of this Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, arbitrative, or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgements [sic], fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in the best interests of the Corporation, and with respect to any criminal action, had no cause to believe his conduct unlawful. The termination of any action, suit or proceeding by judgement [sic], order, settlement, conviction, or upon a plea of nolo contendere, shall not of itself create a presumption that the person did not act in good faith, or in a manner opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, believed his conduct unlawful.

     (b) The Corporation shall indemnify each director, officer or employee of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgement [sic] in its favor by reason of the fact that he is or was a director, officer or employee of the Corporation, or is or was serving at the request of the Corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

     (c) Any indemnification under subsections (a) and (b) (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer or employee is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b). Such determination shall be made (1) by the Board of Directors of the Corporation by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or
  (3) by the stockholders of the Corporation.

     (d) Expenses (including attorneys' fees) incurred in defending an action, suit or proceeding, whether civil, criminal, administrative, arbitrative or investigative, may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in subsection (c) upon receipt of an undertaking by or on behalf of the director, officer or employee to repay such amount to the Corporation unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

     (e) The Corporation shall have the power to make any other or further indemnity to any person referred to in this section except an indemnity against gross negligence or willful misconduct.

     (f) Every reference herein to director, officer or employee shall include every director, officer or employee, or former director, officer or employee of the Corporation and its subsidiaries and shall enure to the benefit of the heirs, executors and administrators of such person.

     (g) The foregoing rights and indemnification shall not be exclusive of any other rights and indemnification to which the directors, officers and employees of the Corporation may be entitled according to law.

   Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the depositor pursuant to the foregoing provisions, or otherwise, the depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the depositor of expenses incurred or paid by a director, officer or controlling person of the depositor in successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the depositor will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                REPRESENTATION PURSUANT TO SECTION 26(E)(2)(A)

   GE Life and Annuity Assurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GE Life & Annuity.

                      CONTENTS OF REGISTRATION STATEMENT

   This Registration Statement comprises the following Papers and Documents:

   The facing sheet.
   The prospectus consisting of   pages.
   The undertaking to file reports.
   The Rule 484 undertaking.
   Representation pursuant to Section 26(e)(2)(A).
   The Signatures.
   Written consents of the following persons:

   (a) Donita King
   (b) Sutherland Asbill & Brennan LLP
   (c) Paul Haley, F.S.A.
   (d) KPMG LLP

   The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

(1)(a)     Resolution of the Board of Directors of The Life Insurance Company of Virginia
           authorizing the establishment of Separate Account II.(6)

(1)(a)(i)  Resolution of Board of Directors of GE Life and Annuity Assurance Company
           authorizing changing the name of Life of Virginia Separate Account II to GE
           Life and Annuity Separate Account II.(8)

(1)(b)     Resolution of the Board of Directors of Life of Virginia authorizing the addition of Investment Subdivisions to Separate Account II.(6)

(1)(c)     Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Fidelity Variable Insurance Products Fund II Asset Manager
           Portfolio and Neuberger and Berman Advisers Management Trust Balanced
           Portfolio.(6)

(1)(d)     Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of Janus Aspen Series, Growth Portfolio, Aggressive Growth Portfolio and
           Worldwide Growth Portfolio.(6)

(1)(e)     Resolution of the Board of Directors of Life of Virginia authorizing the establishment of Investment Subdivisions of Separate Account II which invest in shares of the Utility Fund of the Investment Management Series.(6)

(1)(f)     Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the Corporate Bond Fund of the Insurance Management
           Series and the Contrafund Portfolio of the Variable Insurance Products Fund
           II.(6)

(1)(g)     Resolution of Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II which invest in shares of the International Equity Portfolio and the Real
           Estate Securities Portfolio of the Life of Virginia Series Fund.(6)

(1)(h)     Resolution of the Board of Directors of Life of Virginia authorizing the establishment of four additional Investment Subdivisions of Separate Account II which invest in shares of the Alger American Growth Portfolio and the Alger
           American Small Capitalization Portfolio of The Alger American Fund, and the
           Balanced Portfolio and Flexible Income Portfolio of the Janus Aspen Series.(1)

(1)(i)    Resolution of the Board of Directors of Life of Virginia authorizing the establishment of two additional Investment Subdivisions of Separate Account II investing in shares of the Federated American Leaders Fund II of the Federated
          Insurance Series, and the International Growth Portfolio of the Janus Aspen
          Series.(2)

(1)(j)    Resolution of the Board of Directors of Life of Virginia authorizing additional
          Investment Subdivisions investing in shares of Growth and Income Portfolio and
          Growth Opportunities Portfolio of Variable Insurance Products Fund III; Growth
          II Portfolio and Large Cap Growth Portfolio of the PBHG Insurance Series Fund,
          Inc.; and Global Income Fund and Value Equity Fund of GE Investments Funds,
          Inc.(3)

(1)(k)    Resolution of the Board of Directors of Life of Virginia authorizing additional
          Investment Subdivisions investing in shares of Capital Appreciation Portfolio of Janus Aspen Series.(3)

(1)(l)    Resolution of the Board of Directors of Life of Virginia authorizing additional
          Investment Subdivisions investing in shares of Goldman Sachs Growth and Income
          Fund and Goldman Sachs Mid Cap Equity Fund of Goldman Sachs Variable Insurance
          Trust Fund, Inc. and U.S. Equity Fund of GE Investments Funds, Inc.(6)

(1)(m)    Resolution of Board of Directors of Life of Virginia authorizing additional
          Investment Subdivisions investing in shares of the Salomon Brothers Variable
          Investors Fund, Salomon Brothers Variable Total Return Fund and Salomon
          Brothers Variable Strategic Bond Fund of Salomon Brothers Variable Series Fund,
          Inc.(8)

(1)(n)    Resolution of the Board of Directors of GE Life and Annuity Assurance Company
          authorizing additional Investment Subdivisions investing in shares of GE
          Premier Growth Equity Fund of GE Investment Funds, Inc.(8)

(1)(o)    Resolution of the Board of Directors of GE Life and Annuity Assurance Company
          authorizing change in name of Investment Subdivisions investing in shares of
          Oppenheimer Variable Account Funds and Mid Cap Value Fund of Goldman Sachs
          Variable Insurance Trust.(8)

(1)(p)    Resolution of the Board of Directors of GE Life and Annuity Assurance Company
          authorizing change in name of Investment Subdivisions investing in shares of
          Mid-Cap Value Equity Fund of GE Investments Funds, Inc. Value Equity Fund;
          authorizing additional Investment Subdivisions investing in shares Global Life
          Sciences Portfolio and Global Technology Portfolio of the Janus Aspen
          Series.(11)

(1)(q)    Resolution of the Board of Directors of GE Life and Annuity Assurance Company
          authorizing additional Investment Subaccounts investing in shares of AIM
          Variable Insurance Funds, Inc.; Alliance Variable Products Series Fund, Inc.;
          Dreyfus; Federated Insurance Series; Fidelity Variable Insurance Products
          Funds; GE Investments Funds, Inc.; Janus Aspen Series; MFS Variable Insurance
          Trust; Oppenheimer Variable Account Funds; PIMCO Variable Insurance Trust;
          Rydex Variable Trust.(13)

1A(2)     Not Applicable

1A(3)(a)  Underwriting Agreement dated December 12, 1997 between The Life Insurance
          Company of Virginia and Capital Brokerage Corporation.(5)

1A(3)(b)  Broker-Dealer Sales Agreement, dated December 13, 1997.(5)

1A(4)     Not Applicable

1A(5)     Policy Form Single Life, P1258 7/01.(16)

1A(5)(i)      Policy Form Joint and Last Survivor, P1259 7/01.(16)

1A(5)(a)      Endorsement to policy
              (a) Accelerated Benefit Rider.(14)
              (b) Disability Benefit Rider (waiver of cost).(6)
              (c) Insurance Rider for Additional Insured Person.(6)
              (d) Children's Insurance Rider.(6)
              (e) Accidental Death Benefit Rider.(6)
              (f) Joint Life Level Term Insurance Rider.(9)
              (g) Policy Split Option Rider.(9)

1A(6)(a)      Articles of Incorporation of GE Life and Annuity Assurance Company.(14)

1A(6)(b)      By-Laws of GE Life and Annuity Assurance Company.(14)

1A(7)         Not Applicable

1A(8)(a)      Participation Agreement among Variable Insurance Products Fund, Fidelity
              Distributors Corporation, and The Life Insurance Company of Virginia.(6)

1A(8)(a)(i)   Amendment to Participation Agreement among Variable Insurance Products Fund,
              Fidelity Distributors Corporation, and The Life Insurance Company of
              Virginia.(2)

1A(8)(a)(ii)  Amendment to Participation Agreement Variable Insurance Products Fund, Fidelity
              Distributors Corporation and GE Life and Annuity Assurance Company.(13)

1A(8)(b)      Participation Agreement among Variable Insurance Products Fund II, Fidelity
              Distributors Corporation and The Life Insurance Company of Virginia.(6)

1A(8)(b)(i)   Amendment to Participation Agreement among Variable Insurance Products Fund II,
              Fidelity Distributors Corporation, and The Life Insurance Company of
              Virginia.(2)

1A(8)(b)(ii)  Amendment to Participation Agreement Variable Insurance Products Fund II,
              Fidelity Distributors Corporation and GE Life and Annuity Assurance
              Company.(12)

1A(8)(c)      Participation Agreement between Oppenheimer Variable Account Funds, Oppenheimer
              Management Corporation, and The Life Insurance Company of Virginia.(6)

1A(8)(c)(i)   Amendment to the Participation Agreement between Oppenheimer Variable Account
              Funds, Oppenheimer Management Corporation, and The Life Insurance Company of
              Virginia.(6)

1A(8)(c)(ii)  Amendment to Agreement between Oppenheimer Variable Account Funds, Oppenheimer
              Management Corporation, and The Life Insurance Company of Virginia.(13)

1A(8)(d)      Fund Participation Agreement between Janus Aspen Series and The Life Insurance
              Company of Virginia.(13)

1A(8)(d)(i)   Amendment to the Participation Agreement between Janus Aspen Series and GE Life and Annuity Assurance Company.(11)

1A(8)(e)      Fund Participation Agreement between Insurance Management Series, Federated
              Securities Corporation, and The Life Insurance Company of Virginia.(6)

1A(8)(e)(i)   Amendment to Participation Agreement between Federated Securities Corporation and GE Life and Annuity Assurance Company.(12)

1A(8)(f)      Fund Participation Agreement between The Alger American Fund, Fred Alger and
              Company, Inc., and The Life Insurance Company of Virginia.(1)

1A(8)(f)(i)   Amendment to Fund Participation Agreement between The Alger American Fund, Fred
              Alger and Company, Inc. and GE Life and Annuity Assurance Company.(8)

1A(8)(g)      Fund Participation Agreement between Variable Insurance Products Fund III and
              The Life Insurance Company of Virginia.(3)

1A(8)(g)(i)   Amendment to Participation Agreement Variable Insurance Products Fund II,
              Fidelity Distributors Corporation and GE Life and Annuity Assurance
              Company.(12)

1A(8)(h)      Fund Participation Agreement between PBHG Insurance Series Fund, Inc., and The
              Life Insurance Company of Virginia.(3)

1A(8)(i)      Fund Participation Agreement between Goldman Sachs Variable Insurance Trust
              Fund and The Life Insurance Company of Virginia.(6)

1A(8)(j)      Fund Participation Agreement between Salomon Brothers Variable Series Fund and
              The Life Insurance Company of Virginia.(7)

1A(8)(k)      Fund Participation Agreement between GE Investments Funds, Inc. and The Life
              Insurance Company of Virginia.(7)

1A(8)(k)(i)   Amendment to Fund Participation Agreement between GE Investments Funds, Inc.
              and GE Life and Annuity Assurance Company.(8)

1A(8)(k)(ii)  Amendment to Fund Participation Agreement between GE Investments Funds, Inc.
              and GE Life and Annuity Assurance Company.(11)

1A(8)(l)      Participation Agreement between AIM Variable Insurance Series and GE Life and
              Annuity Assurance Company.(12)

1A(8)(m)      Participation Agreement between Alliance Variable Products Series Fund, Inc.
              and GE Life and Annuity Assurance Company.(12)

1A(8)(n)      Participation Agreement between Dreyfus and GE Life and Annuity Assurance
              Company.(12)

1A(8)(o)      Participation Agreement between MFS Variable Insurance Trust and GE Life and
              Annuity Assurance Company.(12)

1A(8)(p)      Participation Agreement between PIMCO Variable Insurance Trust and GE Life and
              Annuity Assurance Company.(12)

1A(8)(q)      Participation Agreement between Rydex Variable Trust and GE Life and Annuity
              Assurance Company.(12)

1A(9)         Administrative Agreement.(6)

1A(10)        Application for Variable Life Policy.(4)

2             See Exhibit 1(A)5

3(a)          Opinion and Consent of Counsel.(17)

3(b)          Consent of Sutherland Asbill & Brennan LLP.(17)

3(c)  Consent of KPMG LLP.(17)

4     Not Applicable

5     Not Applicable

6     Opinion and Consent of Paul Haley, Actuary.(17)

7     Memorandum describing Life of Virginia's Issuance, Transfer, Redemption and
      Exchange Procedures for the Policies.(15)

8     Power of Attorney dated April 15, 1999.(8)

8(a)  Power of Attorney dated December 17, 1999.(10)

8(b)  Power of Attorney dated April 4, 2000.(11)

8(c)  Power of Attorney dated June 30, 2000.(13)

8(d)  Power of Attorney dated July 21, 2000.(14)

8(e)  Power of Attorney dated June 15, 2001.(16)

--------
 (1) Filed September 28, 1995 with Post-Effective Amendment No. 12 to Form S-6 for Life of Virginia Separate Account II, Registration No. 33-9651.

 (2) Filed May 1, 1996 with Post-Effective Amendment No. 13 to Form S-6 for Life of Virginia Separate Account II, Registration No. 33-9651.

 (3) Filed May 1, 1997 with Post-Effective Amendment No. 14 to Form S-6 for Life of Virginia Separate Account II, Registration No. 33-9651.

 (4) Filed November 18, 1997 with Pre-Effective Amendment No. 1 to Form S-6 for Life of Virginia Separate Account II, Registration No. 333-32071.

 (5) Filed February 20, 1998 with Pre-Effective Amendment No. 1 for Life of Virginia Separate Account II, Registration No. 333-41031.

 (6) Filed May 1, 1998 with Post-Effective Amendment No. 15 for Life of Virginia Separate Account II, Registration No. 33-9651.

 (7) Filed December 18, 1998 with Pre-Effective Amendment No. 1 to Form N-4 for Life of Virginia Separate Account 4, Registration No. 333-62695.

 (8) Filed April 30, 1999 with Post Effective Amendment No. 2 to Form S-6 for GE Life & Annuity Separate Account II, Registration No. 333-32071.

 (9) Filed October 13, 1999 with the Pre-Effective Amendment No. 1 to Form S-6 for GE Life & Annuity Separate Account II, Registration No. 333-82311.

(10) Filed December 21, 1999 with initial filing to Form N-4 for GE Life & Annuity Separate Account 4, Registration No. 333-96513.

(11) Filed April 28, 2000 with Post-Effective Amendment No. 22 to Form S-6 for GE Life & Annuity Separate Account III Registration No. 33-12470.

(12) Filed June 23, 2000 with Pre-Effective Amendment No. 1 to Form N-4 for GE Life & Annuity Separate Account 4, Registration No. 333- 31171.

(13) Filed July 5, 2000 with Initial Filing to Form S-6 for GE Life & Annuity Separate Account II, Registration No. 333-40820.

(14) Filed August 25, 2000 with Pre-Effective Amendment 1 to Form S-6 for GE Life and Annuity Separate Account III, Registration No. 333-37856.

(15) Filed September 28, 2000 with Pre-Effective Amendment/Form S-6 for GE Life and Annuity Separate Account II, Registration No. 333-40820.

(16) Filed Herein.

(17) To be filed by Pre-effective amendment.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the registrant, GE Life & Annuity Separate Account II, certifies that it has duly caused this amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia, on the 31st day of October, 2001.

                                          GE Life & Annuity Separate Account
                                          II

                                          GE Life and Annuity Assurance
                                          Company (Depositor)

                                              /s/ Selwyn L. Flournoy, Jr.
                                          By: _________________________________
                                                  Selwyn L. Flournoy, Jr.
                                                   Senior Vice President

   Pursuant to the requirements of the Securities Act of 1933, GE Life and Annuity Assurance Company certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the County of Henrico in the Commonwealth of Virginia on the 31st day of October, 2001.

                                          GE Life and Annuity Assurance
                                          Company

                                              /s/ Selwyn L. Flournoy, Jr.
                                          By: _________________________________
                                                  Selwyn L. Flournoy, Jr.
                                                   Senior Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date(s) indicated.

              Signature                          Title                   Date
              ---------                          -----                   ----

                  *                    Director, Chief Executive       10/31/01
______________________________________  Officer
           Pamela S. Schutz

     /s/ Selwyn L. Flournoy, Jr.       Director                        10/31/01
______________________________________
       Selwyn L. Flournoy, Jr.

                  *                    Director, Senior Vice           10/31/01
______________________________________  President
          Thomas M. Stinson

                  *                    Chief Financial Officer         10/31/01
______________________________________
        Timothy C. Stonesifer

                  *                    Controller                      10/31/01
______________________________________
            Susan M. Mann

                  *                    Director                        10/31/01
______________________________________
           Victor C. Moses

                  *                    Director                        10/31/01
______________________________________
          Geoffrey S. Stiff

                  *                    Director                        10/31/01
______________________________________
         Elliot A. Rosenthal

     /s/ Selwyn L. Flournoy, Jr.       , pursuant to Power of
*By: _________________________________  Attorney executed on June
                                        15, 2001.

                                  EXHIBIT LIST

 1A(5)    Policy Form Single Life, P1258 7/01.
 1A(5)(i) Policy Form Joint and Last Survivor, P1259 7/01.
 8(e)     Power of Attorney dated June 15, 2001.